Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (“Agreement”) is made and entered into as of May 4, 2015, by and between: LY Acquisition Corp., a Delaware Corporation (“Buyer”) and Lyris, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

Recitals

A.           The Parties intend that Buyer be merged (the “Merger”) with and into the Company, with the Company surviving the Merger (the “Surviving Corporation”) on the terms and subject to the conditions set forth in this Agreement, whereby (a) each issued and outstanding share of Company Preferred Stock not owned by Buyer or the Company as of the Effective Time shall be converted into the right to receive the Preferred Consideration and (b) each issued and outstanding share of Company Common Stock not owned by Buyer or the Company as of the Effective Time shall be converted into the right to receive the Merger Consideration.

B.           The Board of Directors of the Company has (i) determined that this Agreement and the Transactions, including the Merger, are advisable to, and in the best interest of, the Company and its stockholders, (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Merger and (iii) resolved to recommend the approval of this Agreement and the Merger by the stockholders of the Company (the “Company Board Recommendation”).

C.           The Board of Directors of Buyer has approved this Agreement and declared it advisable for Buyer, to enter into this Agreement.

D.           Concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, ESW Capital, LLC (“Guarantor”) is entering into a limited guaranty in favor of the Company (the “Guaranty”) with respect to certain obligations of Buyer under this Agreement, and an equity commitment letter with Buyer (the “Equity Commitment Letter”).

E             In order to induce Buyer to enter into this Agreement and cause the Merger to be consummated, certain stockholders of the Company are executing voting and support agreements (the “Voting Agreements”) in favor of Buyer concurrently with the execution and delivery of this Agreement.

Agreement

The Parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1. Merger Transaction

1.1           Merger of Buyer into the Company. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time,

the Company and Buyer shall consummate the Merger, whereby Buyer shall be merged with and into the Company, and the separate existence of Buyer shall cease. The Company will continue as the Surviving Corporation.

1.2           Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

1.3           Closing; Effective Time. Unless this Agreement shall have been terminated pursuant to Section 7, and unless otherwise mutually agreed in writing between the Company and Buyer, the consummation of the Merger (the “Closing”) shall take place at the offices of Cooley LLP, 1333 2nd Street, Suite 400, Santa Monica, CA 90401, at 10:00 a.m. local time on a date specified by the Company and Buyer (the “Closing Date”), which shall be no later than the second (2nd) business day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Section 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions). Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company and Buyer shall file or cause to be filed a certificate of merger with the Secretary of State of the State of Delaware with respect to the Merger, in such form as required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL. The Merger shall become effective upon the date and time of the filing of such certificate of merger with the Secretary of State of the State of Delaware or such later date and time as is agreed upon in writing by the parties hereto and specified in the certificate of merger (such date and time, the “Effective Time”).

1.4           Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Buyer prior to the Effective Time:

(a)          the Certificate of Incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to Exhibit B;

(b)          the Bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the Bylaws of Buyer as in effect immediately prior to the Effective Time; and

(c)          the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are the directors and officers, respectively, of Buyer immediately prior to the Effective Time.

1.5           Conversion of Shares.

(a)          At the Effective Time, by virtue of the Merger and without any further action on the part of Buyer, the Company or any stockholder of the Company:

(i)          any shares of Company Common Stock then held by the Company or any wholly owned Subsidiary of the Company (or held in the Company’s treasury) shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii)         any shares of Company Preferred Stock then held by the Company or any wholly owned Subsidiary of the Company (or held in the Company’s treasury) shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii)        any shares of Company Common Stock then held by Buyer shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iv)         any shares of Company Preferred Stock then held by the Company or any wholly owned Subsidiary of the Company (or held in the Company’s treasury) shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(v)          except as provided in clauses “(i)” through “(iv)” above and subject to Section 1.5(b), each share of Company Common Stock then outstanding (other than any Dissenting Shares, as defined below) shall be converted into the right to receive $0.89 in cash (the “Merger Consideration”), without interest, subject to any withholding of Taxes required by applicable Legal Requirements in accordance with Section 1.6(e);

(vi)         except as provided in clauses “(i)” through “(iv)” above and subject to Section 1.5(b), each share of Company Preferred Stock (other than any Dissenting Shares, as defined below) then outstanding shall be converted into the right to receive $2.50 in cash (the “Preferred Consideration”), without interest, subject to any withholding of Taxes required by applicable Legal Requirements in accordance with Section 1.6(e); and

(vii)        each share of the common stock, $0.0001 par value per share, of Buyer then outstanding shall be converted into one share of common stock of the Surviving Corporation.

(b)          If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock or Company Preferred Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration and Preferred Consideration, as applicable, shall be appropriately adjusted.

1.6           Surrender of Certificates; Stock Transfer Books.

(a)          Prior to the Effective Time, Buyer shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the holders of shares of Company Common Stock and Company Preferred Stock to receive the funds to which holders of such shares shall become entitled pursuant to Section 1.5. At or prior to the Effective Time (subject to Section 1.8(d)), Buyer shall deposit, or shall cause to be deposited, with the Paying Agent cash sufficient to make payment of the cash consideration payable pursuant to Section 1.5 (the “Payment Fund”). The Payment Fund shall not be used for any other purpose. The Payment Fund shall be invested by the Paying Agent as directed by the Surviving Corporation.

(b)          Promptly after the Effective Time (but in no event later than five (5) business days thereafter), the Surviving Corporation shall cause to be mailed to each Person who was, at the Effective Time, a holder of record of the shares of Company Common Stock or Company Preferred Stock entitled to receive the Merger Consideration or Preferred Consideration pursuant to Section 1.5 a form of letter of transmittal (which shall be in reasonable and customary form and shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such shares (the “Certificates”) shall pass, only upon proper delivery of the Certificates (or effective affidavits of loss in lieu thereof) to the Paying Agent) and instructions for use in effecting the surrender of the Certificates or Book-Entry Shares pursuant to such letter of transmittal. Upon surrender to the Paying Agent of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock and the Preferred Consideration for each share of Company Preferred Stock formerly evidenced by such Certificates or Book-Entry Shares, and such Certificates and Book-Entry Shares shall then be canceled. No interest shall accrue or be paid on the Merger Consideration or Preferred Consideration payable upon the surrender of any Certificates or Book-Entry Shares for the benefit of the holder thereof. If any portion of the Merger Consideration or the Preferred Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate is registered on the stock transfer books of the Company, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer and (ii) the Person requesting such payment shall pay to the Paying Agent any transfer or other Tax required as a result of such payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Paying Agent that such Tax has been paid or is not payable.

(c)          At any time following twelve (12) months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to holders of Certificates or Book-Entry Shares (including, without limitation, all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar Legal Requirements) only as general creditors thereof with respect to any Merger Consideration or Preferred Consideration that may be payable upon due surrender of the Certificates or Book-Entry Shares held by them. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of Certificates or Book-Entry Shares for any Merger Consideration or Preferred Consideration delivered in respect of such share to a public official pursuant to any abandoned property, escheat or other similar Legal Requirements. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Body shall become, to the extent permitted by applicable Legal Requirements, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(d)          At the close of business on the day of the Effective Time, the stock transfer books of the Company with respect to the shares of Company Common Stock and

Company Preferred Stock shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock or Company Preferred Stock on the records of the Company. From and after the Effective Time, the holders of the shares of Company Common Stock and Company Preferred Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided herein or by applicable Legal Requirements. All Merger Consideration and Preferred Consideration paid upon the surrender of Certificates or Book-Entry Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock or Company Preferred Stock (as applicable) formerly represented by such Certificate or Book-Entry Shares (as applicable).

(e)          Each of the Surviving Corporation and Buyer shall be entitled to deduct and withhold (or cause the Paying Agent to deduct and withhold) from the Merger Consideration or Preferred Consideration payable to any holder of the shares of Company Common Stock or Company Preferred Stock or any other consideration otherwise payable pursuant to this Agreement such amounts as it is required by any Legal Requirement to deduct and withhold with respect to Taxes. To the extent that amounts are so withheld and timely paid to the appropriate Governmental Body, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock or Company Preferred Stock or other recipient of consideration hereunder in respect of which such deduction and withholding was made.

(f)          If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Buyer may direct, as indemnity against any claim that may be made against it with respect to such Certificate (which shall not exceed the Merger Consideration or Preferred Consideration payable with respect to such Certificate), the Paying Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration or Preferred Consideration to be paid in respect of the shares of Company Common Stock or Company Preferred Stock formerly represented by such Certificate, as contemplated by this Section 1.6.

1.7           Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock or Company Preferred Stock outstanding immediately prior to the Effective Time, and held by holders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares”), shall not be converted into the right to receive Merger Consideration or Preferred Consideration, but shall, by virtue of the Merger, be entitled to only such consideration as shall be determined pursuant to Section 262 of the DGCL; provided, that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to appraisal and payment under the DGCL, such holder’s shares of Company Common Stock or Company Preferred Shares shall be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration or Preferred Consideration, as applicable, (less any amounts entitled to be deducted or withheld pursuant to

Section 1.6(e)), and such shares shall not be deemed to be Dissenting Shares. The Company shall give Buyer prompt notice of any written demands received by the Company for appraisal of any shares of Company Common Stock or Company Preferred Stock and any withdrawals of such demands, and Buyer shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, without the prior written consent of Buyer or as required by applicable Legal Requirements, make any payment with respect to, or settle or offer to settle, any such demands.

1.8           Treatment of Company Options.

(a)          As of the Effective Time, each Company Option that is then outstanding and unexercised, whether or not vested, shall be cancelled and converted into the right to receive cash in an amount equal to (i) the total number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time (without regard to vesting) multiplied by (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per share of Company Common Stock under such Company Option, which amount shall be paid in accordance with Section 1.8(b). No holder of a Company Option that has an exercise price per share of Company Common Stock that is equal to or greater than the Merger Consideration shall be entitled to any payment with respect to such cancelled Company Option before or after the Effective Time.

(b)          As soon as reasonably practicable after the Effective Time (but no later than the second payroll date after the Effective Time), the Surviving Corporation shall pay the aggregate Merger Consideration, net of any applicable withholding Taxes, payable with respect to Company Options through, to the extent applicable, the Surviving Corporation’s payroll (subject to any required tax withholdings) to the holders of Company Options.

1.9           Further Action. If, at any time after the Effective Time, any further action is reasonably determined by Buyer to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Buyer and the Company, the officers and directors of the Surviving Corporation and Buyer shall be fully authorized (in the name of Buyer, in the name of the Company and otherwise) to take such action.

SECTION 2. Representations and Warranties of the Company

The Company hereby represents and warrants to Buyer as follows (it being understood that each representation and warranty contained in Section 2 is subject to (a) exceptions and disclosures set forth in the part or subpart of the Company Disclosure Schedule corresponding to the particular Section or subsection in this Section 2; (b) any exception or disclosure set forth in any other part or subpart of the Company Disclosure Schedule to the extent it is reasonably apparent from the wording of such exception or disclosure that such exception or disclosure is applicable to qualify such representation and warranty; and (c) disclosure in the Company SEC Documents filed prior to the date of this Agreement other than any information in the “Risk Factors” or “Forward-Looking Statements” sections of such Company SEC Documents or in any other sections of such Company SEC Documents to the extent such disclosures are forward-looking statements or cautionary, predictive or forward-looking in nature) (it being further acknowledged that, notwithstanding anything to the contrary provided in this Agreement, nothing disclosed in the Company SEC Documents shall be deemed to be a qualification of, or modification to, the representations and warranties set forth in Section 2.3):

2.1           Due Organization; Subsidiaries Etc.

(a)          The Company is an Entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound. The Company is qualified or licensed to do business as a foreign Entity, and is in good standing, in each jurisdiction where the nature of its business requires such qualification or licensing, except where the failure to be so qualified, licensed or in good standing does not have, and would not reasonably be expected to have, a Material Adverse Effect.

(b)          Part 2.1(b) of the Company Disclosure Schedule identifies each Subsidiary of the Company and indicates its jurisdiction of organization. Neither the Company nor any of its Subsidiaries owns any capital stock of, or any equity interest of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Part 2.1(b) of the Company Disclosure Schedule. None of the Acquired Corporations has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity.

(c)          Each Subsidiary of the Company is an Entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, except where the failure to be in good standing does not have, and would not reasonably be expected to have, a Material Adverse Effect.

2.2           Certificate of Incorporation and Bylaws. The Company has delivered or made available to Buyer or Buyer’s Representatives accurate and complete copies of the Certificate of Incorporation, bylaws and other charter and organizational documents of (a) the Company; and (b) each of the other Acquired Corporations, in each case including all amendments thereto, as in effect on the date hereof.

2.3           Capitalization, Etc.

(a)          The authorized capital stock of the Company consists of: (i) 40,000,000 shares of Company Common Stock, of which 9,568,613 shares have been issued and are outstanding as of the close of business on the day immediately preceding the date of this Agreement; and (ii) 4,000,000 shares of Company Preferred Stock, of which 2,000,000 shares have been issued and are outstanding as of the close of business on the day immediately preceding the date of this Agreement. All of the outstanding shares of Company Common Stock and Company Preferred Stock have been, and all shares of Company Common Stock that may be issued pursuant to any Company Equity Plan will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, and are (or, in the case of shares that have not yet been issued, will be) fully paid and nonassessable. All of the outstanding equity securities of the Company have been offered and issued in compliance with all applicable securities laws, including the Securities Act of 1933, as amended, and applicable “blue sky” laws.

(b)          Except as set forth in Part 2.3(b) of the Company Disclosure Schedule: (i) none of the outstanding shares of Company Common Stock or Company Preferred Stock are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of Company Common Stock or Company Preferred Stock are subject to any right of first refusal in favor of the Company; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of the Acquired Corporations having a right to vote on any matters on which the stockholders of the Company have a right to vote; (iv) there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Company Common Stock or Company Preferred Stock. None of the Acquired Corporations is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock, Company Preferred Stock or other securities. The Company Common Stock constitutes the only outstanding class of securities of the Company or its Subsidiaries registered under the Securities Act.

(c)          As of the close of business on the day immediately preceding the date of this Agreement: (i) 1,949,626 shares of Company Common Stock are subject to issuance pursuant to Company Options granted and outstanding under the 2005 Plan. As of May 4, 2015, the weighted average exercise price of the Company Options outstanding as of that date was $1.75. The Company has delivered or otherwise made available to Buyer or Buyer’s Representatives copies of all Company Equity Plans covering the Company Options outstanding as of the date of this Agreement and the forms of all stock option agreements evidencing such Company Options. Other than as set forth in this Section 2.3(c), there are no outstanding or authorized stock option, stock appreciation, phantom stock, profit participation or similar rights or equity-based awards with respect to any of the Acquired Corporations.

(d)          All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company is owned by the Company, directly or indirectly, beneficially and of record, by the Company free and clear of all Encumbrances and transfer restrictions, except for such Encumbrances and transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities laws. Except as set forth in this Section 2.3 or in Part 2.3(d) of the Company Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock, restricted stock unit, stock-based performance unit or any other right that is linked to, or the value of which is in any way based on or derived from the value of any shares of capital stock or other securities of any of the Acquired Corporations; (ii) outstanding security, instrument, bond, debenture, note or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of any of the Acquired Corporations; or (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which any of the Acquired

Corporations is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

(e)          Each outstanding share of capital stock of each Subsidiary of the Company is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, and there are no subscriptions, options, warrants, rights, calls, contracts or other commitments, understandings, restrictions or arrangements relating to the issuance, acquisition, redemption, repurchase or sale of any shares of capital stock or other equity or voting interests of any Subsidiary of the Company, including any right of conversion or exchange under any outstanding security, instrument or agreement, any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any securities of any Subsidiary. None of the Acquired Corporations has any outstanding equity compensation plans or policies relating to the capital stock of, or other equity or voting interests in, any Subsidiary of the Company.

2.4           SEC Filings; Financial Statements.

(a)          Since January 1, 2013, the Company has filed on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed by the Company with the SEC (the “Company SEC Documents”). As of their respective dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents and, except to the extent that information contained in any Company SEC Document has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed Company SEC Document, none of the Company SEC Documents when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)          Except as set forth on Part 2.4(b) of the Company Disclosure Schedule, the consolidated financial statements (including any related notes and schedules) contained or incorporated by reference in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or as permitted by Regulation S-X, or, in the case of unaudited financial statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act); and (iii) fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby (subject, in the case of the unaudited financial statements, to normal and recurring year-end adjustments that are not material) . Except as set forth in Part 2.4(b) of the Company Disclosure Schedule, no financial statements of any Person other than the Acquired Corporations are required by GAAP to be included in the consolidated financial statements of the Company.

(c)          Except as set forth on Part 2.4(c) of the Company Disclosure Schedule, the Company maintains, and at all times since January 1, 2013 has maintained, a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Acquired Corporations; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Acquired Corporations that could have a material effect on the financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended June 30, 2013, and, except as set forth in the Company SEC Documents filed prior to the date of this Agreement, such assessment concluded that such controls were effective and the Company’s independent registered accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that the Company maintained effective internal control over financial reporting as of June 30, 2013. To the knowledge of the Company, except as set forth in the Company SEC Documents filed prior to the date of this Agreement, since January 1, 2013, none of the Acquired Corporations nor the Company’s independent registered accountant has identified or been made aware of: (A) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Acquired Corporations; (B) any illegal act or fraud, whether or not material, that involves the management or other employees of any Acquired Corporation; or (C) any claim or allegation regarding any of the foregoing.

(d)          The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act that are sufficient to ensure that all information required to be disclosed in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(e)          None of the Acquired Corporations is a party to or has any obligation or other commitment to become a party to any securitization transaction, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Acquired Corporations, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose Entity, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, any Acquired Corporation in any Acquired Corporation’s published financial statements or other Company SEC Documents.

(f)          As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. Since January 1, 2012, the Company has not received any comment letters from the SEC. To the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Acquired Corporations.

(g)          The Proxy Statement to be sent to the stockholders of the Company in connection with the Company Stockholders’ Meeting (including any amendment or supplement thereto or document incorporated by reference therein) shall not, on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to stockholders of the Company or at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will, on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to stockholders of the Company or at the time of the Company Stockholders’ Meeting, comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Buyer for inclusion or incorporation by reference in the Proxy Statement.

2.5           Absence of Changes. Except as expressly contemplated by this Agreement, since September 30, 2014 through the date of this Agreement, (a) except for discussions, negotiations and transactions related to this Agreement, the Acquired Corporations have operated in all material respects in the ordinary course of business and (b) there has not occurred any event, change, action, failure to act or transaction that, individually or in the aggregate, has had or would be reasonably expected to have, a Material Adverse Effect. Except as expressly contemplated by this Agreement since September 30, 2014 through the date of this Agreement, none of the Acquired Corporations has taken any actions which, had such actions been taken after the date of this Agreement, would have required the written consent of Buyer pursuant to Section 4.2.

2.6           Title to Assets. The Acquired Corporations have good and valid title to all material assets owned by them as of the date of this Agreement, including all material assets (other than capitalized or operating leases) reflected on the unaudited balance sheet in the last Quarterly Report on Form 10-Q (the “Balance Sheet”) filed by the Company with the SEC (except for assets sold or otherwise disposed of in the ordinary course of business since the date of such Balance Sheet). All of said material assets are owned by the Acquired Corporations free and clear of any Encumbrances (other than Permitted Encumbrances).

2.7           Real Property.

(a)          The Acquired Corporations do not own and have not owned any real property. None of the Acquired Corporations is a party to any agreement to purchase or sell any real property.

(b)          The Company or one of its Subsidiaries, as applicable, holds a valid and existing leasehold interest in the material real property that is leased or subleased by any of the Acquired Corporations from another Person (the “Leased Real Property”), free and clear of all Encumbrances other than Permitted Encumbrances. Part 2.7 of the Company Disclosure Schedule sets forth a true and complete list of all Leased Real Property, including a true and complete list of all material leases, subleases, licenses, concessions and other agreements pursuant to which any Acquired Corporation holds any Leased Real Property (each, a “Lease Agreement”) (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) for each such Leased Real Property (including the date and name of the parties to such Lease Agreement). Except as set forth in Part 2.7 of the Company Disclosure Schedule: (i) each of the Lease Agreements with respect to the Leased Real Property are valid and binding obligations of the Acquired Corporation party thereto and in full force and effect; (ii) no Lease Agreement is subject to any Encumbrance other than Permitted Encumbrances, including any leasehold mortgage, pledge, lien, encumbrance, sublease, assignment, license or other agreement granting to any third party any interest in the Acquired Corporations’ leasehold interests or any right to the use or occupancy of any Leased Real Property; (iii) neither the Company nor any of its Subsidiaries nor any other party to each Lease Agreement is in material breach or default under such Lease Agreements, and to the knowledge of the Company no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute a breach or default, or permit the termination, modification or acceleration of rent under such Lease Agreements; (iv) with respect to each Leased Real Property, neither the Company nor any of its Subsidiaries has subleased, licensed or otherwise granted any Person a right to use or occupy such Leased Real Property or any portion thereof; (v) to the knowledge of the Company, there are no disputes with respect to each Lease Agreement; (vi) no security deposit or portion thereof deposited with respect to each Lease Agreement has been applied in respect of a breach or default under such Lease Agreements which has not been redeposited; (vii) neither the Company nor any of its Subsidiaries owes any brokerage commissions or finder’s fees with respect to each Lease Agreement; and (viii) the other party to each Lease Agreement is not an Affiliate of the Company or any of its Subsidiaries. No Acquired Corporation has received any written notice regarding any violation or breach or default under any Company Lease that has not since been cured, except for violations or breaches that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.

2.8           Intellectual Property.

(a)          Part 2.8(a) of the Company Disclosure Schedule identifies (i) the name of applicant/registrant and current owner, (ii) the jurisdiction of application/registration and (iii) the application or registration number for each item of Registered IP owned by or exclusively licensed to any of the Acquired Corporations. Title to all Company IP owned or purported to be owned by Company, whether beneficially or otherwise, is held by and in the name of the Company. To the knowledge of the Company, the Company has, and has had, all rights in Company IP necessary to carry out the Company’s former activities, current activities, including in each case rights to make, use, exclude others from using, reproduce, modify, adapt, create derivative works based on, translate, distribute (directly and indirectly), transmit, display and perform publicly, license, sublicense, rent, lease, assign and sell Company IP in all geographic locations and fields of use. The Acquired Corporations have taken all actions reasonably necessary to maintain and protect all Registered IP that is owned by any Acquired Corporation (other than trademarks or domain names that are immaterial to the Company business as currently conducted) (“Company Registered IP”), including payment of applicable maintenance fees, filing of applicable statements of use, timely response to office actions and disclosure of any required information, and recording all assignments (and licenses where required) of the Company Registered IP with the appropriate Governmental Bodies. Part 2.8(a) of the Company Disclosure Schedule includes a true and complete list as of the date of this Agreement of all material actions that, to the Company’s knowledge, must be taken within one hundred eighty (180) days of the date hereof with respect to any of the Company Registered IP. The Acquired Corporations have complied in all material respects with all applicable notice and marking requirements for the Company Registered IP.

(b)          As of the date of this Agreement, no interference, opposition, reissue, reexamination or other proceeding of any nature (other than initial examination proceedings) is pending or, to the knowledge of Company, threatened, in which the scope, validity or enforceability of any Registered IP listed on Part 2.8(a) of the Company Disclosure Schedule is being or has been contested or challenged. No Company Associate (or former consultant or subcontractor) has any claim, right (whether or not currently exercisable) or interest to or in any Company IP owned or purported to be owned by Company and each Company Associate (and former consultant and subcontractor) who is or was involved in the creation or development, or any portion thereof, of any Company IP owned or purported to be owned by Company has signed a valid, enforceable agreement containing an assignment of Intellectual Property Rights to the Acquired Corporations and confidentiality provisions protecting such Company IP.

(c)          Each Acquired Corporation has taken commercially reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all material proprietary information held by any of the Acquired Corporations, or purported to be held by any of the Acquired Corporations, as a trade secret.

(d)          Except as set forth on Part 2.8(d) of the Company Disclosure Schedule, to the knowledge of the Company: (i) the operation of the business of the Acquired Corporations as currently conducted does not infringe or misappropriate any Intellectual Property Rights owned by any other Person; and (ii) no other Person is infringing or misappropriating any Company IP owned by the Acquired Corporations. Except as set forth on Part 2.8(d) of the Company Disclosure Schedule, as of the date of this Agreement, no Legal Proceeding is pending and served (or, to the knowledge of the Company, is being threatened in writing or is pending in writing and has not been served) against the Acquired Corporations or by the Acquired Corporations relating to any actual, alleged or suspected infringement or misappropriation of (in the former case) any Intellectual Property Rights of another Person or (in the latter case) the Acquired Corporations’ Registered IP or any of the Acquired Corporations’ Intellectual Property Rights. Except as set forth in Part 2.8(d) of the Company Disclosure

Schedule, since January 1, 2012, none of the Acquired Corporations has received any written notice or other written communication relating to any actual, alleged or suspected infringement or misappropriation of any Intellectual Property Right of another Person by any of the Acquired Corporations.

(e)          None of the Acquired Corporations is now or has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that, as a result of such membership or promotion, would reasonably be expected to require or obligate any of the Acquired Corporations to grant or offer to any other Person any license or right to any Company IP. None of the Acquired Corporations’ agreements (including any agreement for the performance of professional services by or on the behalf of the Acquired Corporations) confers upon any Person other than the Acquired Corporations any ownership right, exclusive license or other exclusive right with respect to any Intellectual Property owned by any Acquired Corporation (other than such ownership or exclusive rights that relate solely to the Intellectual Property Rights that were contributed by or through such other Person under such agreement, and not to any Company IP). To the knowledge of the Company, no Acquired Corporation Product is distributed with any software that is licensed pursuant to an “open source” or other third party license agreement that requires the disclosure or licensing of any source code for any Acquired Corporation Product.

(f)          Each Acquired Corporation maintains policies and procedures regarding data security, privacy, data transfer and the use of data that are commercially reasonable and that are designed to ensure that the Acquired Corporations are in compliance with all applicable Legal Requirements. The Acquired Corporations are in material compliance with all such policies and other Legal Requirements pertaining to data privacy and data security. To the knowledge of the Company, since January 1, 2012, there have been (i) no material losses or thefts of data or security breaches relating to data used in the businesses of the Acquired Corporations; (ii) material violations of any security policy regarding any such data; (iii) no unauthorized access or unauthorized use of any data; and (iv) no material unintended or improper disclosure of any personally identifiable information in the possession, custody or control of any Acquired Corporation or a contractor or agent acting on behalf of the Acquired Corporation other than immaterial disclosures that would not reasonably be expected to have a material adverse effect.

(g)          The Company is in compliance with and has not breached, violated or defaulted under (to the extent such breach, violation or default has not been cured), or received written notice that they have breached, violated or defaulted under, any of the terms or conditions of any license, sublicense or other agreement to which Company is a party or is otherwise bound relating to any Company IP that is licensed to the Company, nor to Company’s knowledge has there been or is there any event or occurrence that would reasonably be expected to constitute such a breach, violation or default (with or without the lapse of time, giving of notice or both). Each such agreement is in full force and effect, and the Company is not in default thereunder, nor to the Company’s knowledge is any party obligated to the Company pursuant to any such agreement in default thereunder. Other than as described in those agreements listed in Part 2.8(g) of the Disclosure Schedule, the Company is not obligated to provide any consideration (whether financial or otherwise) to any third Person, nor is any third

Person otherwise entitled to any consideration with respect to any exercise of rights by the Company in Company IP that is licensed to the Company.

(h)          The Transactions will not alter, impair or otherwise affect any rights the Company has in any Company IP immediately prior to the Closing Date.

(i)          To the Company’s knowledge, the Company’s material information technology assets are adequate for, and operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required in connection with, the operation of the business of the Company as currently conducted. To the Company’s knowledge, such Company information technology assets do not contain any computer code designed to disrupt, disable or harm in any manner the operation of any software or hardware. To the Company’s knowledge, none of such Company information technology assets contain any unauthorized feature (including any worm, bomb, backdoor, clock, timer or other disabling device, code, design or routine) that causes the software or any portion thereof to be erased, inoperable or otherwise incapable of being used, either automatically, with the passage of time or upon command by any Person. The Company has implemented reasonable backup, security and disaster recovery technology consistent with industry practices for companies of similar size and resources, and to the Company’s knowledge, no Person has gained unauthorized access to any Company information technology assets.

(j)          No funding, facilities or personnel of any educational institution or Governmental Body were used, directly or indirectly, to develop or create, in whole or in part, any Company IP owned or purported to be owned by the Acquired Corporations.

(k)          Export licenses. All Company IP that has been exported by the Company has been exported in material compliance with applicable Legal Requirements.

2.9           Contracts.

(a)          Part 2.9(a) of the Company Disclosure Schedule identifies each Company Contract that constitutes a Material Contract as of the date of this Agreement. For purposes of this Agreement, each of the following Company Contracts shall be deemed to constitute a “Material Contract”:

(i)          any Company Contract constituting a Company Employee Agreement pursuant to which any of the Acquired Corporations is or may become obligated to (A) make any severance, termination, tax gross-up or similar payment to any Company Associate or any spouse or heir of any Company Associate, (B) make any bonus, deferred compensation or similar payment to any Company Associate (other than payments constituting base salary or commissions paid in the ordinary course of business not to exceed $50,000 in the aggregate) or (C) grant or accelerate the vesting of, or otherwise modify, any Company Equity Award other than accelerated vesting provided in Company Equity Plans;

(ii)         any Company Contract (A) limiting the freedom or right of any Acquired Corporation to engage in any line of business, to make use of any material Company IP or to compete with any other Person in any location or line of business, or (B) containing any “most favored nations” terms and conditions (including with respect to pricing)

granted by any of the Acquired Corporations or exclusivity obligations or restrictions or otherwise limiting the freedom or right of any Acquired Corporation to sell, distribute or manufacture any products or service or any technology or other assets to or for any other Person;

(iii)        (A) any Company Contract that requires by its terms the payment or delivery of cash or other consideration to the Acquired Corporations in an amount having an expected value in excess of $100,000 in the fiscal year ending June 30, 2014 or in any fiscal year thereafter; and (B) any Company Contract that requires by its terms the payment or delivery of cash or other consideration by the Acquired Corporations in an amount having an expected value in excess of $55,000 in the fiscal year ending June 30, 2014 or in any fiscal year thereafter;

(iv)         any Company Contract relating to Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of the Company or an Acquired Corporation entered into outside the ordinary course of business, other than any Indebtedness between or among the Company and any of its Subsidiaries;

(v)          any Company Contract or arrangement with any Person constituting a joint venture, partnership, collaboration or limited liability corporation;

(vi)         any Company Contract that requires or permits an Acquired Corporation, or any successor, to, or acquirer of an Acquired Corporation, to make any payment to another person as a result of a change of control of such Acquired Corporation (a “Change of Control Payment”) or gives another Person a right to receive or elect to receive a Change of Control Payment;

(vii)        any Company Contract that prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries, prohibits the pledging of the capital stock or other equity interests of the Company or any of its Subsidiaries or prohibits the issuance of any guaranty by the Company or any of its Subsidiaries;

(viii)      any license agreements that are material to the business of the Company and its Subsidiaries, taken as a whole, pursuant to which the Company or any of its Subsidiaries licenses in any Intellectual Property Right or licenses out any Intellectual Property Right owned by the Company or its Subsidiaries (other than license agreements for commercially available software on standard terms and non-exclusive distribution, reseller and end-user customer and other non-exclusive agreements entered into in the ordinary course of business);

(ix)         any Company Contract containing any “non-solicitation”, “no-hire” or similar provision which materially restricts any of the Acquired Corporations from soliciting, hiring, engaging, retaining or employing any Person’s current or former employees in any material respect;

(x)          any Company Contract that relates to the acquisition or disposition of any businesses, assets or properties (whether by merger, sale of stock, sale of assets or otherwise) that was entered into on or after January 1, 2012 and (y) pursuant to which any earn-out or deferred or contingent payment obligations remain outstanding or (z) pursuant to which a claim for indemnification may still be made against any of the Acquired Corporations (excluding claims based on willful misconduct, intentional misrepresentation or fraud); and

(xi)         any other Company Contract that is currently in effect and has been filed (or is required to be filed) by the Company as an exhibit pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

(b)          As of the date of this Agreement, the Company has either delivered or otherwise made available to Buyer or Buyer’s Representatives an accurate and complete copy of each Material Contract or has publicly made available such Material Contract in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC. Except as set forth on Part 2.9(b) of the Company Disclosure Schedule, neither the Acquired Corporations nor, to the knowledge of the Company, the other party is in material breach of or material default under any Material Contract and, neither the Acquired Corporations, or to the knowledge of the Company, the other party has taken or failed to take any action that with or without notice, lapse of time or both, and to the knowledge of the Company, no event or condition exists that, would constitute a material breach of or material default under any Material Contract. Each Material Contract is, with respect to the Acquired Corporations and, to the knowledge of the Company, the other party, a valid agreement, binding, and in full force and effect. Each Material Contract is enforceable against the other party or parties thereto by the applicable Acquired Corporation in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Except as set forth on Part 2.9(b) of the Company Disclosure Schedule, no Acquired Corporation has received any written notice regarding any violation or breach or default under any Material Contract that has not since been cured, except for violations or breaches that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect. The Acquired Corporations have not waived in writing any rights under any Material Contract, the waiver of which would have, either individually or in the aggregate, a Material Adverse Effect. To the knowledge of the Company, between September 30, 2014 and the date of this Agreement, the Company has not received any notice in writing from any Person that such Person intends to terminate, or not renew, any Material Contract. Since September 30, 2014 through the date of this Agreement, there has not been any material adverse change in the business relationships of the Company or any of its Subsidiaries with any with any customer that accounted for greater than $100,000 in consolidated revenue for the Company’s fiscal year ended June 30, 2014 (a “Material Customer”), supplier or distributor, and neither the Company nor any of its Subsidiaries has received any notice that there would be an adverse change in its relations with any Material Customer, supplier or distributor, including (i) that any such Material Customer would cease to order products or services from the Company or any of its Subsidiaries, would reduce the quantity of products or services it orders, or would seek a reduction in the prices of the products sold or services rendered, (ii) any change in the terms and conditions on which any material supplier or any distributor would supply or distribute products, merchandise, licenses, raw materials or other goods or services to the Company or any of its Subsidiaries.

2.10         Liabilities. None of the Acquired Corporations has any liabilities of any nature (whether accrued, absolute, contingent or otherwise), except for: (i) liabilities disclosed on the Balance Sheet contained in the Company SEC Documents filed prior to the date of this Agreement; (ii) liabilities or obligations incurred pursuant to the terms of this Agreement; (iii) liabilities for performance of obligations of the Acquired Corporations under Contracts binding upon the Acquired Corporations (other than resulting from any breach or acceleration thereof) either provided or made available to Buyer prior to the date of this Agreement or entered into in the ordinary course of business, including non-exclusive distribution, reseller and end-user customer and other non-exclusive agreements entered into in the ordinary course of business consistent with past practice; (iv) liabilities incurred in the ordinary course of business since September 30, 2014; and (v) liabilities that individually or in the aggregate have not and would not reasonably be expected to have a Material Adverse Effect.

2.11         Compliance with Legal Requirements. Each of the Acquired Corporations is, and since January 1, 2012 has been, in compliance in all material respects with all applicable Legal Requirements. None of the Acquired Corporations has received any written notice since January 1, 2012 (i) of any administrative, civil or criminal investigation or audit by any Governmental Body relating to any of the Acquired Corporations or (ii) from any Governmental Body alleging that any of the Acquired Corporations is not in compliance with any applicable Legal Requirements in any material respect.

2.12         Certain Business Practices. None of the Acquired Corporations or, to the knowledge of the Company, any of their respective employees or representatives (in each case, acting in the capacity of an employee or representative of an Acquired Corporation) has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, or (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended and any rules or regulations promulgated thereunder or any applicable Legal Requirement of similar effect.

2.13         Governmental Authorizations. As of the date of this Agreement, the Acquired Corporations hold all material Governmental Authorizations necessary to enable the Acquired Corporations to conduct their businesses in the manner in which their businesses are currently being conducted. The material Governmental Authorizations held by the Acquired Corporations are valid and in full force and effect, and no such material Governmental Authorization will cease to be effective as a result of the consummation of the transactions contemplated by this Agreement. The Acquired Corporations are in compliance with the terms and requirements of such material Governmental Authorizations.

2.14         Tax Matters.

(a)          Except as would not, individually or in the aggregate, have a Material Adverse Effect or except as disclosed on Part 2.14(a) of the Company Disclosure Schedule, (i) each of the material Tax Returns required to be filed by or on behalf of the respective Acquired Corporations with any Governmental Body on or before the Closing Date (the “Acquired Corporation Returns”) have been or will be filed on or before the applicable due date (including any extensions of such due date), and have been, or will be when filed, prepared in compliance with all applicable Legal Requirements and are true and correct in all material respects, and (ii) all amounts shown on the Acquired Corporation Returns to be due or required to be withheld on or before the Closing Date have been or will be paid or withheld on or before the Closing Date.

(b)          The Company’s Balance Sheet has accrued all actual and estimated liabilities for unpaid Taxes with respect to all periods through the date thereof in accordance with GAAP, other than any Taxes the non-payment of which would not have a Material Adverse Effect. The Company shall establish, in the ordinary course of business and consistent with its past practices, reserves adequate for the payment of all material unpaid Taxes by the Acquired Corporations for the period from the date of the Balance Sheet through the Closing Date.

(c)          Except as set forth in Part 2.14(c) of the Company Disclosure Schedule, to the Company’s knowledge, as of the date of this Agreement, (i) there are no current examinations or audits of any Acquired Corporation Return in progress involving material Taxes and (ii) since January 1, 2012, no written claim has been received by any of the Acquired Corporations from any Governmental Body in any jurisdiction where the Acquired Corporations do not file Tax Returns that the Acquired Corporations are or may be subject to Taxes in that jurisdiction. The Company has delivered or made available to Buyer or Buyer’s Representatives accurate and complete copies of all audit reports and similar documents (to which the Company has access) relating to Acquired Corporation Returns which have been requested by Buyer. As of the date of this Agreement, no extension or waiver of the limitation period applicable to any of the Acquired Corporation Returns has been granted and is currently in effect.

(d)          As of the date of this Agreement, except as set forth in Part 2.14(d) of the Company Disclosure Schedule, to the knowledge of the Company, no Legal Proceeding involving the IRS or any other Governmental Body is pending or threatened against or with respect to the Acquired Corporations in respect of any material Tax. Except as set forth in Part 2.14(d) of the Company Disclosure Schedule, no deficiency of material Taxes has been asserted in writing as a result of any audit or examination by any Governmental Body that has not been paid, accrued for or been contested in good faith and in accordance with applicable Legal Requirements.

(e)          There is no agreement, plan, arrangement or other Contract covering any employee or independent contractor or former employee or independent contractor of the Acquired Corporations that, considered individually or considered collectively with any other such Contracts, will give rise to the payment of any amount in connection with the Merger that would not be deductible pursuant to Section 280G of the Code. The Acquired Corporations are not a party to any Contract that would require, nor do the Acquired Corporations have any obligation (current or contingent), to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code.

(f)          None of the Acquired Corporations (i) have ever been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company), or (ii) have incurred, or have the potential to incur, any material liability for the Taxes of any

Person (other than the Company or any of the other Acquired Corporations) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law), as a transferee or successor, pursuant to a Contract, or otherwise (other than pursuant to customary provisions included in credit agreements, leases, and agreements entered with employees and non-exclusive distribution, reseller and end-user customer and other non-exclusive agreements entered into in the ordinary course of business).

(g)          None of the Acquired Corporations have been either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(h)          None of the Acquired Corporations has entered into any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(i)          None of the Acquired Corporations will be required to include any item of income in, or exclude any item of deduction from, the computation of taxable income for any taxable period (or portion thereof) ending after the Closing Date, except as would not, individually or in the aggregate, have a Material Adverse Effect, as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, or (iv) prepaid amount received on or prior to the Closing Date.

(j)          The Acquired Corporations are not, and have not at any time since January 1, 2009 been, United States real property holding corporations within the meaning of Section 897(c)(2) of the Code.

(k)           To the knowledge of the Company, there is currently no limitation on the utilization by the Company of its net operating losses, built-in losses, Tax credits or similar items under Sections 382, 383 or 384 of the Code.

2.15         Employee Matters; Benefit Plans.

(a)          Except as required by applicable Legal Requirements, the employment of each of the Acquired Corporation’s employees is terminable by the applicable Acquired Corporation at will.

(b)          Except as set forth in Part 2.15(b) of the Company Disclosure Schedule, none of the Acquired Corporations is a party to, or has a duty to bargain for or is currently negotiating in connection with entering into, any collective bargaining agreement or other Contract with a labor organization or works council representing any of its employees and there are no labor organizations or works councils representing, purporting to represent or, to the knowledge of the Company, seeking to represent any employees of any of the Acquired Corporations. Since January 1, 2012, there has not been any strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question concerning representation, union organizing activity, or any threat thereof, or any similar activity or dispute, affecting any of the Acquired Corporations or any of their employees. There is not now pending, and, to the knowledge of the Company, no Person has threatened to commence, any such strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question regarding representation or union organizing activity or any similar activity or dispute. Except as set forth in Part 2.15(b) of the Company Disclosure Schedule, there is no material claim or grievance pending or, to the knowledge of the Company, threatened relating to any Company Employee Agreement, wages and hours, leave of absence, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy or long-term disability policy, safety, retaliation, immigration or discrimination matters involving any Company Associate, including charges of unfair labor practices or harassment complaints. Since January 1, 2012, the Company has complied in all material respects with all applicable Legal Requirements related to employment, employment practices, wages, hours and other terms and conditions of employment (including the classification and compensation of employees for purposes of the Fair Labor Standards Act and cognate state laws) and other reductions in force (including notice, information and consultation requirements), except for any instances of noncompliance that would not reasonably be expected to result in a material liability to the Acquired Corporations.

(c)          Part 2.15(c) of the Company Disclosure Schedule sets forth a true and complete list of the Employee Plans (other than any employment, termination or severance agreement for non-officer employees of the Company and its Subsidiaries and equity grant notices, and related documentation, with respect to employees of the Company and its Subsidiaries). The Company has made available to Buyer or Buyer’s Representatives prior to the execution of this Agreement with respect to each Employee Plan true, correct and complete copies of: (i) all plan documents and all material amendments thereto, and all related trust or other funding documents, and in the case of unwritten material Employee Plans, written descriptions thereof, (ii) all determination letters, rulings, opinion letters, information letters or advisory opinions issued by the IRS or the United States Department of Labor (“DOL”), (iii) the most recent annual actuarial valuation, if any, and the most recent annual report (Form Series 5500 and all schedules and financial statements attached thereto), (iv) the most recent summary plan descriptions and any material modifications thereto, (v) the most recent nondiscrimination tests required to be performed under the Code (including 401(k) and 401(m) tests) for each Employee Plan that is subject to any discrimination testing requirements under the Code, and (vi) all correspondence to or from the IRS, the DOL, or any other Governmental Body since January 1, 2012.

(d)          None of the Acquired Corporations nor any other Person that would be or, at any relevant time, would have been considered a single employer with an Acquired Corporation under the Code or ERISA has ever maintained, contributed to, or been required to contribute to a plan subject to Title IV of ERISA or Code Section 412, including any “single employer” defined benefit plan or any “multiemployer plan” each as defined in Section 4001 of ERISA.

(e)          Each of the Employee Plans that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion or advisory letter, if applicable) as to its qualified status under the Code, each such Employee Plan has timely adopted all currently effective amendments to the Code to the extent any such amendments are required under the Code, and, to the knowledge of the Company, there are no existing circumstances or any events that have occurred that would reasonably be expected to affect adversely the qualified status of any such Employee Plan. Each of the Employee Plans is now and has been operated in compliance in all material respects with its terms and all applicable Legal Requirements, including but not limited to ERISA and the Code. None of the Acquired Corporations is or reasonably could be subject to either a material liability pursuant to Section 502 of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code. For the last six (6) years, the Acquired Corporations have performed in all material respects all obligations required to be performed by them under, are not in any material respect in default under or in violation of, and, to the knowledge of the Company, there is no material default or violation by any other party to, any Employee Plan.

(f)          Except to the extent required under Section 601 et seq. of ERISA or 4480 B of the Code (or any other similar state or local Legal Requirement), neither the Acquired Corporations nor any Employee Plan has any present or future obligation to make any payment to, or with respect to, any present or former employee, officer or director of the Acquired Corporations pursuant to any retiree medical benefit plan or other retiree welfare plan.

(g)          Except as set forth in Part 2.15(g) of the Company Disclosure Schedule, the consummation of the transactions contemplated by this Agreement (including in combination with other events or circumstances) will not (i) entitle any current or former employee, director, officer, independent contractor or other service provider of the Acquired Corporations to severance pay or any payment other than unemployment compensation or any accrued compensation or benefits such as wages, vacation, or expense reimbursements, (ii) accelerate the time of payment or vesting, or increase the amount of, compensation or benefits due to any such employee, director, officer, independent contractor (other than the accelerated vesting provided in any Employee Plan that is intended to be qualified under Section 401(a) of the Code), (iii) directly or indirectly cause the Acquired Corporations to transfer or set aside any material assets to fund any benefits under any Employee Plan, (iv) otherwise give rise to any material liability under any Employee Plan or (v) limit or restrict the right to amend, terminate or transfer any material assets of any Employee Plan on or following the Effective Time.

(h)          Except as set forth in Part 2.15(h) of the Company Disclosure Schedule, no Employee Plan is maintained primarily for the benefit of employees or other service providers who are primarily located outside of the United States (other than any employment, termination or severance agreement for non-officer employees of the Company or the Acquired Corporations, government mandated benefits, including consultation rights or notices, and equity grant notices, and related documentation, with respect to employees of the Company and the Acquired Corporations).

(i)          Each Employee Plan that is subject to Section 409A of the Code has been administered in material compliance with its terms and the operational and documentary requirements of Section 409A of the Code and the regulations thereunder, except for any instances of noncompliance that would not reasonably be expected to result in a material liability to the Acquired Corporations. The Acquired Corporations do not have an obligation to gross-up, indemnify or otherwise reimburse any current or former service provider to the Acquired Corporations for any tax incurred by such service provider pursuant to Section 409A of the Code.

2.16         Environmental Matters. Except for those matters that would not reasonably be expected to have a Material Adverse Effect, (a) each Acquired Corporation is, and since January 1, 2012 has been, in compliance in all material respects with all applicable Environmental Laws, which compliance includes obtaining, maintaining or complying with all Governmental Authorizations required under Environmental Laws for the operation of their respective businesses, (b) as of the date hereof there is no investigation, suit, claim, action or proceeding relating to or arising under any Environmental Law that is pending or, to the knowledge of the Company, threatened against any of the Acquired Corporations or Leased Real Property, (c) as of the date hereof neither the Company nor any of its Subsidiaries has received any written notice of or entered into any legally-binding agreement, order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved requirements on the part of the Company or its Subsidiaries relating to or arising under Environmental Laws, and (d) there are and have been no Hazardous Materials present on any Leased Real Property in a manner and concentration that would reasonably be expected to result in any claim against any of the Acquired Corporations under any Environmental Law.

2.17         Insurance. The Company has delivered or otherwise made available to Buyer or Buyer’s Representatives a copy of all material insurance policies, fidelity bonds and all material self insurance programs and arrangements relating to the business, assets and operations of the Acquired Corporations (collectively, the “Insurance Policies”). Part 2.17 of the Company Disclosure Schedule lists all such Insurance Policies. Since January 1, 2013, all such Insurance Policies are in full force and effect, no notice of cancellation or modification has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder. Since January 1, 2013, all premiums due and payable under the Insurance Policies have been paid when due. None of the Acquired Corporations has received any written notice that coverage has been denied or disputed by the underwriters of any such Insurance Policies.

2.18         Legal Proceedings; Orders.

(a)          Except as set forth in Part 2.18(a) of the Company Disclosure Schedule, there is no Legal Proceeding pending and served (or, to the knowledge of the Company, pending and not served or threatened) against the Acquired Corporations or, to the knowledge of the Company, any present or former officer, director or employee of any Acquired Corporation in their capacity as an officer, director or employee of an Acquired Corporation;

(b)          there is no order, writ, injunction or judgment to which the Acquired Corporations are subject; and

(c)          to the Company’s knowledge, no investigation or review by any Governmental Body with respect to the Acquired Corporations is pending or is being overtly threatened.

2.19         Authority; Binding Nature of Agreement. The Company has the corporate power and authority to enter into and deliver and, subject to obtaining the Required Company Stockholder Vote, to perform its obligations under this Agreement and to consummate the Transactions, and the consummation by the Company of the Transactions has been duly authorized by all necessary corporate action on the part of the Company, except for obtaining the Required Company Stockholder Vote. The Board of Directors of the Company (at a meeting duly called and held) has (a) determined that this Agreement and the Transactions, including the Merger, are advisable to, and in the best interest of, the Company and its stockholders, (b) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Merger, and (c) resolved to recommend that stockholders of the Company approve this Agreement and the Merger. This Agreement has been duly executed and delivered by the Company, and assuming due authorization, execution and delivery by Buyer, this Agreement constitutes the legal, valid and binding obligations of the Company and is enforceable against the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

2.20         Anti-Takeover Statute. As of the date hereof and at all times on or prior to the Effective Time, the Board of Directors of the Company has taken and will take all actions necessary so that the restrictions applicable to business combinations and voting requirements contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement, the Voting Agreements and to the consummation of the Merger and the other transactions contemplated hereby or thereby. No other “control share acquisition,” “fair price,” “moratorium” or other antitakeover Legal Requirement applies to the Merger, this Agreement, the Voting Agreements or any of the other transactions contemplated hereby or thereby.

2.21         Vote Required. The Required Company Stockholder Vote is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve this Agreement and the Merger.

2.22         Non-Contravention; Consents. Except as set forth in Part 2.22 of the Company Disclosure Schedule and assuming compliance with the applicable provisions of the DGCL, any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws, and the receipt of the Required Company Stockholder Vote, the execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement will not: (a) cause a violation of any of the provisions of the Certificate of Incorporation or bylaws (or similar organizational documents) of any Acquired Corporation; or (b) cause a violation by any Acquired Corporation of any Legal Requirement or order applicable to any Acquired Corporation, or to which any Acquired Corporation is subject; or (c) conflict with, result in breach of or loss of any material benefit under, result in any material increase in any obligation of any Acquired Corporation, result in termination or give to others any right of termination, vesting, amendment, acceleration or cancelation of any material benefit, constitute a default under, or require any consent or approval under, any Material Contract. Except as set forth in Part 2.22 of the Company Disclosure Schedule and as may be required by the Exchange Act (including without limitation the requirement under the Exchange Act for the Company’s stockholders to approve or disapprove, on an advisory basis, the Merger-related compensation of the Company’s named executive officers), the DGCL, any filing, notification or approval in any foreign jurisdiction required by Antitrust Laws, none of the Acquired Corporations is required to give notice to, make any filing with, or obtain any Consent from any Person at any time prior to the Closing in connection with the execution and delivery of this

Agreement, or the consummation by the Company of the Merger, except those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.

2.23         Fairness Opinion. The Special Committee of the Company’s Board of Directors has received the written opinion of Duff & Phelps as financial advisor to the Company, dated on or prior to the date of this Agreement, to the effect that, as of the date of such opinion, and subject to the assumptions, qualifications and limitations set forth therein, the Merger Consideration to be received by the Minority Stockholders (as defined in the opinion of Duff & Phelps) is fair to such stockholders, from a financial point of view. The Company will make available to Buyer solely for informational purposes a signed copy of the fairness opinion as soon as possible following the date of this Agreement.

2.24         Financial Advisor. Except for The Cosine Group, no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any other Acquired Corporation.

2.25         Interested Party Transactions. Since September 30, 2014 through the date of this Agreement, no event has occurred that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K.

2.26         Acknowledgement by Company.

(a)          Except as set forth in the Equity Commitment Letter, Company is not relying nor has it relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Section 3. Except as set forth in the Equity Commitment Letter, the representations and warranties by Buyer in Section 3 constitute the sole and exclusive representations and warranties of Buyer in connection with the Transactions and the Company understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by Buyer.

(b)          In connection with the due diligence investigation of Buyer by the Company and its Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, the Company and its Affiliates, stockholders, directors, officers, employees, agents, representatives and advisors have received and may continue to receive after the date hereof from Buyer and its Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives and advisors certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding Buyer and its businesses and operations. The Company hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that the Company will have no claim against Buyer or any of its Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors, or any other person with respect thereto. Accordingly, the Company hereby acknowledges and agrees that Buyer, nor any of its Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors, nor any other person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans.

SECTION 3. Representations and Warranties of Buyer

Buyer represents and warrants to the Company as follows:

3.1           Due Organization. Buyer is an Entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all necessary power and authority: (a) to conduct its business in the manner in which its business is currently being conducted; (b) to own and use its assets in the manner in which its assets are currently owned and used; and (c) to perform its obligations under all Contracts by which it is bound, except where any such failure would not reasonably be expected to have a Buyer Material Adverse Effect. Buyer has delivered or made available to Company or Company’s Representatives accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents of Buyer, including all amendments thereto.

3.2           Buyer. Buyer was formed solely for the purpose of engaging in the transactions contemplated hereby and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby and those incident to its formation. Aurea Software, Inc. owns beneficially and of record 500 shares of common stock of Buyer, and the individuals and entities set forth on Exhibit C hereto (the “Buyer Stockholders”) collectively own of record 500 shares of the outstanding common stock of Buyer, which collectively represents all of the outstanding capital stock of Buyer.

3.3           Authority; Binding Nature of Agreement. Buyer has the corporate power and authority to execute and deliver and perform its obligations under this Agreement; and the execution, delivery and performance by Buyer of this Agreement have been duly authorized by all necessary action on the part of Buyer and its board of directors. This Agreement constitutes the legal, valid and binding obligation of Buyer, and assuming due authorization, execution and delivery by the Company, is enforceable against it in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.4           Non-Contravention; Consents. Assuming compliance with the applicable provisions of any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws, the execution and delivery of this Agreement by Buyer, and the consummation of the transactions contemplated by this Agreement, will not: (a) cause a violation of any of the provisions of the certificate of incorporation or bylaws or other organizational documents of Buyer; (b) cause a violation by Buyer of any Legal Requirement or order applicable to Buyer, or to which they are subject; or (c) conflict with, result in a breach of, or constitute a default on the part of Buyer under any Contract, except, in the case of clauses “(b)” and “(c)”, for such conflicts, violations, breaches or defaults as would not reasonably be expected to have a Buyer Material Adverse Effect. Except as may be required by the Exchange Act, state takeover laws, the DGCL and any filing, notification or approval in any foreign jurisdiction required by Antitrust Laws, neither Buyer, nor any of Buyer’s other Affiliates, is required to make any filing with or give any notice to, or to obtain any Consent from, any Person at or prior to the Closing in connection with the execution and delivery of this Agreement by Buyer or the consummation by Buyer of the Merger and the transactions contemplated hereby, other than such filings, notifications, approvals, notices or Consents that, if not obtained, made or given, would not reasonably be expected to have a Buyer Material Adverse Effect. No vote of Buyer’s equityholders is necessary to approve this Agreement or any of the transactions contemplated by this Agreement, other than those which have been previously obtained.

3.5           Disclosure. None of the information with respect to Buyer to be supplied by or on behalf of Buyer specifically for inclusion in the Proxy Statement will, at the time the Proxy Statement is first mailed to the stockholders of the Company or at the time of the Company Stockholders’ Meeting (or any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

3.6           Absence of Litigation. There is no Legal Proceeding pending and served or, to the knowledge of Buyer, pending and not served or overtly threatened against Buyer, except as would not and would not reasonably be expected to materially and adversely affect Buyer’s ability to consummate the Transactions contemplated hereby. To the knowledge of Buyer, as of the date of this Agreement, Buyer is not subject to any continuing order of, consent decree, settlement agreement or similar written agreement with, or continuing investigation by, any Governmental Body, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Body, except as would not and would not reasonably be expected to materially and adversely affect Buyer’s ability to consummate the Transactions contemplated hereby.

3.7           Ownership of Company Common Stock. Neither Buyer nor any of Buyer’s Affiliates (other than one or more of the Buyer Non-Voting Stockholders) directly or indirectly owns, and at all times for the past three years, neither Buyer nor any of Buyer’s Affiliates (other than one or more of the Buyer Non-Voting Stockholders) has owned, beneficially or otherwise, any shares of the Company’s capital stock or any securities, contracts or obligations convertible into or exercisable or exchangeable for shares of the Company’s capital stock. Buyer has not enacted and will not enact a plan that complies with Rule 10b5-1 under the Exchange Act covering the purchase of any of the shares of the Company’s capital stock.

3.8           Acknowledgement by Buyer.

(a)          Buyer is not relying nor has it relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Section 2, including the Company Disclosure Schedule. Such representations and warranties by the Company constitute the sole and exclusive representations and warranties of the Company in connection with the Transactions and Buyer understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Company.

(b)          In connection with the due diligence investigation of the Acquired Corporations by Buyer and its Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, Buyer and its Affiliates, stockholders, directors, officers, employees, agents, representatives and advisors have received and may continue to receive after the date hereof from the Company and its Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives and advisors certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Acquired Corporations and their businesses and operations. Buyer hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that Buyer will have no claim against any of the Acquired Corporations, or any of their respective Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors, or any other person with respect thereto. Accordingly, Buyer hereby acknowledges and agrees that none of the Acquired Corporations, nor any of their respective Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors, nor any other person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans.

3.9           Funds. Buyer will have available to it, as of the Effective Time, all funds necessary to permit Buyer to pay all amounts payable to the stockholders of the Company upon consummation of the Transactions and to otherwise satisfy all of its obligations under this Agreement.

3.10         Equity Commitment Letter. Buyer has delivered to the Company a true and complete copy of the executed Equity Commitment Letter. The Equity Commitment Letter has not been amended, modified or waived in any manner prior to the date of this Agreement. There are no, and are not contemplated to be any, conditions precedent, side agreements, contingencies or other arrangements or understandings relating to the funding of the full amount of the Commitment Amount (as defined in the Equity Commitment Letter), other than as expressly set forth in the Equity Commitment Letter delivered in connection herewith. As of the date hereof, the commitment contained in the Equity Commitment Letter has not been withdrawn or rescinded in any respect. The Equity Commitment Letter is in full force and effect and represents a valid, binding and enforceable obligation of Buyer, and, to Buyer’s knowledge, each other party thereto, in accordance with its terms. The Company is a third party beneficiary of the Equity Commitment Letter that may rely on and enforce the terms of the Equity Commitment Letter, subject to the terms and conditions of the Equity Commitment Letter.

3.11         Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Buyer or any of its Subsidiaries except for Persons, if any, whose fees and expenses will be paid by Buyer.

SECTION 4. Certain Covenants of the Company

4.1           Access and Investigation. During the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Section 7.1

(the “Pre-Closing Period”), upon reasonable advance notice to the Company, the Company shall, and shall cause the respective Representatives of the Acquired Corporations to: (a) provide Buyer and Buyer’s Representatives with reasonable access during normal business hours of the Company to the Acquired Corporations’ Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Corporations; and (b) promptly provide Buyer and Buyer’s Representatives with all reasonably requested information regarding the business of the Acquired Corporations, including copies of the existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Corporations, and with such additional financial, operating and other data and information regarding the Acquired Corporations, as Buyer may reasonably request; provided, however, that any such access shall be conducted at Buyer’s expense, at a reasonable time, under the supervision of appropriate personnel of the Company and in such a manner as not to unreasonably interfere with the normal operation of the business of the Company. Nothing herein shall require the Company to disclose any information to Buyer if such disclosure would, in its good faith judgment based on the advice of counsel (i) jeopardize any attorney-client or other legal privilege, (ii) contravene any applicable Legal Requirement or binding agreement entered into prior to the date of this Agreement (including any confidentiality agreement to which the Company or its Affiliates is a party) or (iii) result in the disclosure of any trade secrets of third parties, provided that in each case the Company shall give notice to Buyer that it is withholding such information and thereafter the Company and Buyer shall use their respective reasonable best efforts to cause such information to be provided in a manner that would not reasonably be expected to violate such restriction or waive the privilege or protection (as applicable). With respect to the information disclosed pursuant to this Section 4.1, Buyer shall comply with, and shall cause Buyer’s Representatives to comply with, all of its obligations under the Confidentiality Agreement dated October 30, 2014, between Lyris Technologies, Inc. and Versata Enterprises, Inc. (the “Confidentiality Agreement”).

4.2           Operation of the Company’s Business.

(a)          During the Pre-Closing Period: (i) except (x) as required by this Agreement or as required by applicable Legal Requirements, (y) with the written consent of Buyer, or (z) as set forth in Part 4.2 of the Company Disclosure Schedule, the Company shall ensure that each of the Acquired Corporations conducts in all material respects its business and operations in the ordinary course consistent with past practice and shall use commercially reasonable efforts to (A) preserve intact the business organization and material assets of the Acquired Corporations, and (B) maintain in effect all of the Governmental Authorizations of the Acquired Corporations; and (ii) the Company shall promptly notify Buyer of (A) any knowledge of any notice from any Person alleging that the Consent of such Person is or may be required in connection with any of the transactions contemplated by this Agreement, (B) any Legal Proceeding commenced, or, to its knowledge threatened, relating to or involving any of the Acquired Corporations that relates to the consummation of the transactions contemplated by this Agreement, (C) any knowledge of any inaccuracy or breach of any representation or warranty or breach of covenant or agreement contained in this Agreement that could reasonably be expected to cause, in the case of Buyer, any of the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied, and, in the case of the Company, any of the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied, and (D) any notification (written or verbal) from any Material Customer that there would be an adverse change in the relations between the Company and such Material Customer, including that any such

Material Customer would cease to order products or services from the Acquired Corporation, would reduce the quantity of products or services it orders, or would seek a reduction in the prices of the products sold or services rendered.

(b)          During the Pre-Closing Period, except (x) as required by this Agreement or as required by applicable Legal Requirements, (y) with the written consent of Buyer, or (z) as set forth in Part 4.2 of the Company Disclosure Schedule, the Company shall not, and shall not permit any of the other Acquired Corporations to:

(i)          (1) establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Company Common Stock or Company Preferred Stock), or (2) repurchase, redeem or otherwise reacquire any of its shares of capital stock (including any Company Common Stock or Company Preferred Stock), or any rights, warrants or options to acquire any shares of its capital stock, other than: (A) dividends or distributions between or among any of the Acquired Corporations to the extent consistent with past practices (but not from the Company to its stockholders); or (B) in connection with withholding to satisfy the Tax obligations with respect to Company Options.

(ii)         split, combine, subdivide or reclassify any shares of its capital stock (including the Company Common Stock);

(iii)        unless promised under an existing agreement disclosed on Part 4.2 of the Company Disclosure Schedule with the Acquired Corporations, sell, issue, grant or authorize the issuance or grant of, pledge, transfer, subject to any Encumbrance or otherwise encumber or dispose of (A) any capital stock or other security, (B) any option, call, warrant, restricted securities or right to acquire any capital stock or other security, or (C) any instrument convertible into or exchangeable for any capital stock or other security (except that the Company may issue shares of the Company Common Stock as required to be issued upon the valid exercise of Company Options, upon the vesting and settlement of other Company Equity Awards or conversion of the Company Preferred Stock, as the case may be, outstanding as of the date of this Agreement);

(iv)         except as contemplated by Section 5.3, establish, adopt, terminate or amend any Employee Plan (or any plan, program, arrangement, practice or agreement that would be an Employee Plan if it were in existence on the date hereof), or amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Employee Plans (or any plan, program, arrangement, practice or agreement that would be an Employee Plan if it were in existence on the date hereof) or grant any employee or director any material increase in compensation, bonuses or other benefits (except that the Acquired Corporations: (A) may provide increases in salary, wages or benefits to non-executive officer employees if such increases were agreed upon prior to the date hereof or are consistent with past practices, provided that such increases shall not exceed $20,000 individually or $100,000 in the aggregate; (B) may amend any Employee Plans to the extent required by applicable Legal Requirements; and (C) may make usual and customary annual or quarterly bonus payments, commission payments and profit sharing payments in the ordinary course of business in accordance with the bonus, commission and profit sharing plans existing on the date of this Agreement and disclosed on the Company Disclosure Schedule);

(v)          (A) enter into (x) any change-in-control agreement with any executive officer, employee, director or independent contractor or (y) any retention agreement with any executive officer or director, (B) enter into (aa) any employment, severance or other agreement with any executive officer or director or (bb) any employment or severance agreement with any non-executive officer employee, or any consulting agreement with any independent contractor with annual compensation greater than $100,000 or independent contracts with annual compensation greater than $250,000 in the aggregate, (C) hire any employee with an annual compensation in excess of $150,000 or employees with annual compensation in excess of $500,000 in the aggregate or (D) enter into any agreement with respect to the voting of its capital stock;

(vi)         amend or permit the adoption of any amendment to its Certificate of Incorporation or bylaws or other charter or organizational documents;

(vii)        form any Subsidiary, acquire any equity interest or other interest in any other Entity or enter into any joint venture, partnership, limited liability corporation or similar arrangement;

(viii)      make or authorize any capital expenditure, including in the form of leased property or equipment (except that the Acquired Corporations may make any capital expenditure that when added to all other capital expenditures made on behalf of all of the Acquired Corporations since the date of this Agreement, does not exceed $30,000 individually and $150,000 in the aggregate during any fiscal quarter);

(ix)         acquire, lease or license any material right or other material asset from any other Person or sell or otherwise dispose of, or lease or license, any material right or other material asset to any other Person (other in the ordinary course of business), or sell or otherwise dispose of, divest or spin-off, or lease, license or sublicense, any material right or other material asset to any other Person (other than sales or subscriptions to products in the ordinary course of business or pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of the Company), or waive or relinquish any material right (except, in the case of any of the foregoing (A) as provided for in the Company’s capital expense budget delivered or made available to Buyer or Buyer’s Representatives prior to the date of this Agreement and (B) the Acquired Corporations may enter into license agreements for commercially available software on standard terms);

(x)          lend money to any Person, or incur or guarantee any Indebtedness (except for short-term borrowings incurred in the ordinary course of business consistent with past practice, advances to employees for travel and other business related expenses in the ordinary course of business and intercompany loans, advances, capital contributions or investments between or among the Company and any direct or indirect Subsidiary of the Company);

(xi)         except as required by applicable Legal Requirement, (a) make any material change to any accounting method or accounting period used for Tax purposes (or request such a change); (b) make any material Tax election (other a Tax election that is consistent with a Tax election made in a previous period); (c) rescind or change any material Tax election; (d) file an amended Tax Return that could materially increase the Taxes payable by the Acquired Corporations; (e) enter into a closing agreement with any Governmental Body regarding any material Tax; or (f) waive or extend the statute of limitations with respect to any material Tax other than (1) pursuant to extensions of time to file a Tax Return obtained in the ordinary course of business or (2) pursuant to an extension granted in the ordinary course of business in connection with an audit of federal, state or local Taxes to prevent the assessment or collection of a Tax;

(xii)        commence any Legal Proceeding, except with respect to: (A) routine matters in the ordinary course of business; (B) in such cases where the Company reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable aspect of its business (provided that the Company consults with Buyer and considers the views and comments of Buyer with respect to such Legal Proceedings prior to commencement thereof); or (C) in connection with a breach of this Agreement or any other agreements contemplated hereby;

(xiii)      settle any Legal Proceeding, other than any Legal Proceeding relating to a breach of this Agreement or any other agreements contemplated hereby or pursuant to a settlement: (A) that results solely in a monetary obligation involving only the payment of monies by the Acquired Corporations of not more than $50,000 in the aggregate (B) that results solely in a monetary obligation that is funded by an indemnity obligation to or, an insurance policy of, the Acquired Corporations and the payment of monies by the Acquired Corporations that together with any settlement made under subsection “(A)” are not more than $100,000 in the aggregate;

(xiv)        enter into any collective bargaining agreement or agreement to form a work council or other union or similar agreement or commit to enter into any such agreements (except to the extent required by applicable Legal Requirements, provided that the Company shall promptly give Buyer notice of such entry);

(xv)         adopt or implement any stockholder rights plan or similar arrangement;

(xvi)        agree to any exclusivity, non-competition or similar provision or covenant restricting any Acquired Corporation or any of their respective affiliates from competing in any line of business or with any Person or in any area or engaging in any activity or business (including with respect to the marketing or distribution of their respective products or services, or pursuant to which any benefit or right would be required to be given or lost as a result of so competing or engaging), or which would have any such effect on any Acquired Corporation or any of its Affiliates after the Effective Time;

(xvii)      make any material change to any of the accounting methods used by the Company, except for such changes that are required by GAAP or Regulation S-X promulgated under the Exchange Act;

(xviii)     enter into any Contract that would reasonably be expected to involve annual payments by any Acquired Corporation in excess of $100,000, or that contains a change of control or similar provision that would be triggered in connection with the Transactions;

(xix)        except for amendments, terminations, non-renewals in the ordinary course of business consistent with past practice that would not be material to any Acquired Corporation, or Contracts entered into in the ordinary course of business on the Company’s standard form contract containing the Company’s standard terms and conditions that are terminable without liability or penalty within 90 days, modify, amend, waive, fail to enforce (in each case, in any material respect), assign or terminate any Material Contract or enter into a Contract that would be a Material Contract if entered into prior to the date hereof;

(xx)         fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

(xxi)        adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of the other Acquired Corporations; or

(xxii)      authorize any of, or agree or commit to take, any of the actions described in clauses “(i)” through “(xxi)” of this Section 4.2(b).

4.3           No Solicitation.

(a)          For the purposes of this Agreement, “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement.

(b)          Except as permitted by this Section 4.3, during the Pre-Closing Period the Company shall not and shall cause each of its Subsidiaries not to and shall not permit its Representatives to (i) continue any solicitation, knowing encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal, (ii) directly or indirectly, (A) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any information in connection with or for the purpose of encouraging or facilitating, an Acquisition Proposal or (C) enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal, and (iii) fail to enforce or grant any waiver or release under any standstill or similar agreement to which the Company is a party (or on whose behalf such agreement has been entered into) unless the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be a breach of the fiduciary duties of the Board of Directors of the Company to the Company’s stockholders under applicable Legal Requirements. The Company shall promptly deliver a written notice to each Person that entered into a confidentiality agreement in anticipation of potentially making an Acquisition Proposal, to the effect that the Company is ending all discussions and negotiations with such Person with respect to any Acquisition Proposal, effective on the date hereof, and the notice shall also request such Person to promptly return or destroy all confidential information concerning the Acquired Corporations.

(c)          If at any time on or after the date of this Agreement and prior to obtaining the Required Company Stockholder Vote, (i) the Company or any of its Representatives receives a bona fide written Acquisition Proposal from any Person or group of Persons, which Acquisition Proposal was made or renewed on or after the date of this Agreement and did not result from any breach of this Section 4.3, and (ii) if the Company’s Board of Directors determines in good faith, after consultation with independent financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Offer and that failure to take such action would be a breach of the fiduciary duties of the Board of Directors of the Company to the Company’s stockholders under applicable Legal Requirements, then the Company and its Representatives may (x) furnish, pursuant to (but only pursuant to) an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Acquisition Proposal; provided that the Company shall concurrently provide to Buyer any information concerning the Company or any of its Subsidiaries that is provided to any Person given such access which was not previously provided to Buyer or its Representatives and (y) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal.

(d)          From and after the date of this Agreement, the Company shall as promptly as practicable (and in any event within twenty-four (24) hours) orally and in writing notify Buyer of any inquiries, proposals, offers, requests for information or requests to initiate discussions that are received by the Company or any of its Representatives, in each case, in connection with, or which could reasonably be expected to result in, an Acquisition Proposal (any such inquiry, proposal, offer or request, an “Acquisition Inquiry”), which notification shall identify the name of the Person making such Acquisition Inquiry and the material terms and conditions of any such Acquisition Inquiry and include copies of all written materials provided to the Company or any of its Representatives that describe any terms and conditions of any Acquisition Inquiry. The Company shall thereafter keep Buyer reasonably informed of any material developments, discussions or negotiations regarding any such Acquisition Inquiry or Acquisition Proposal, and the material terms and conditions thereof (including any change in price or form of consideration) on a prompt basis (and in any event within twenty-four (24) hours of such material development, discussion or negotiation), including by providing a copy of any documentation relating thereto that is exchanged between the Person (or its Representatives) making such Acquisition Inquiry or Acquisition Proposal and the Company (or its Representatives) within twenty-four (24) hours after the receipt thereof. The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits the Company from providing any information to Buyer in accordance with this Section 4.3.

(e)          Nothing in this Section 4.3 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the Company’s stockholders if, in the good faith judgment of the Board of Directors of the Company, after consultation with outside legal counsel, such disclosure is required under Legal Requirements; provided, however, that any such disclosure (other than issuance by the Company of a “stop, look and listen communication” or similar communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act) that addresses or relates to the approval, recommendation or declaration of advisability by the Board of Directors of the Company with respect to this Agreement or an Acquisition Proposal shall be deemed to be a Company Adverse Change Recommendation unless such communication specifically reaffirms the Company Board Recommendation and rejects such Acquisition Proposal.

SECTION 5. Additional Covenants of the Parties

5.1           Company Board Recommendation; Stockholder Approval; Proxy Statement.

(a)          Subject to Section 5.1(b), (i) the Company hereby consents to the inclusion of a description of the Company Board Recommendation in the Proxy Statement and (ii) during the Pre-Closing Period, neither the Board of Directors of the Company nor any committee thereof shall (x)(A) withdraw (or modify in a manner adverse to Buyer), or publicly propose to withdraw (or modify in a manner adverse to Buyer), the Company Board Recommendation or (B) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Acquisition Proposal or (y) adopt, approve, recommend, submit to stockholders or declare advisable, or resolve or determine to adopt, approve, recommend, submit to stockholders or declare advisable, or allow any Acquired Corporation to execute or enter into any Company Contract constituting any Acquisition Proposal, or requiring, or reasonably likely to cause, the Company to abandon, terminate, delay or fail to consummate the Transactions (other than an Acceptable Confidentiality Agreement) (any action described in this clause “(ii)” being referred to as an “Company Adverse Change Recommendation”).

(b)          Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the receipt of the Required Company Stockholder Vote, the Company’s Board of Directors may make a Company Adverse Change Recommendation and terminate this Agreement to enter into a Specified Agreement if and only if the decision to make a Company Adverse Change Recommendation or terminate this Agreement to enter into a Specified Agreement is in connection with an Acquisition Proposal, (A) the Company is not in breach of Section 4.3, (B) the Company has received a bona fide written Acquisition Proposal (which Acquisition Proposal did not arise out of a breach of Section 4.3) from any Person that has not been withdrawn; (C) the Board of Directors of the Company shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer; (D) the Board of Directors of the Company determines in good faith, after consultation with the Company's outside legal counsel, that the failure to do so would be a breach of the fiduciary duties of the Board of Directors of the Company to the Company's stockholders under applicable Legal Requirements; (E) the Company shall have given Buyer prior written notice of its intention to consider making a Company Adverse Change Recommendation and terminate this Agreement to enter into a Specified Agreement at least five (5) business days prior to making any such Company Adverse Change Recommendation or termination (a "Determination Notice") (which notice shall not constitute a Company Adverse Change Recommendation); (F) (1) the Company shall have provided to Buyer the terms and conditions of the Acquisition Proposal and other information relating to such Acquisition Proposal in accordance with Section 4.3, (2) the Company shall have given Buyer the five (5) business days after the Determination Notice to propose revisions to the terms of this Agreement or make other proposals and shall have negotiated in good faith with Buyer (and caused its Representatives to negotiate with Buyer) with respect to such proposed revisions or other proposals (if Buyer so desires to negotiate and propose revised terms or other proposals) so that such Acquisition Proposal would cease to constitute a Superior Offer, and (3) after considering the results of such negotiations and giving effect to the proposed revisions or other proposals made by Buyer, if any, and after consultation with outside legal counsel, the Company's Board of Directors shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the Company Adverse Change Recommendation and terminate this Agreement to enter into a Specified Agreement would be a breach of the fiduciary duties of the Board of Directors of the Company to the Company's stockholders under applicable Legal Requirements; and (G) the Company shall have terminated this Agreement pursuant to and in accordance with Section 7.1(f) and paid to Buyer the Termination Fee pursuant to and in accordance with Section 7.3(b). For the avoidance of doubt, the provisions of this Section 5.1(b)(i) shall also apply to any material amendment to any Acquisition Proposal or any successive Acquisition Proposals and require a new Determination Notice, except that, in the case of material amendments to any Acquisition Proposal, the references to five (5) business days shall be deemed to be three (3) business days.

(c)          The Company shall, as soon as practicable following the date the SEC confirms that it has no further comments on the Proxy Statement, take all action necessary under all applicable Legal Requirements, the Company’s Certificate of Incorporation and bylaws to establish a record date for, call, give notice of and hold a meeting of the holders of the shares of Company Common Stock to vote on the adoption of this Agreement and approval of the Merger (including any adjournment or postponement thereof, the “Company Stockholders’ Meeting”). The Company shall ensure that all proxies solicited by the Company in connection with the Company Stockholders’ Meeting are solicited in compliance with all applicable Legal Requirements. The Company shall use its reasonable best efforts to obtain the Required Company Stockholder Vote. Notwithstanding the foregoing, the Company may adjourn or postpone the Company Stockholders’ Meeting (i) to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement is provided to its stockholders in advance of a vote on the approval and adoption of this Agreement, (ii) if, as of the time for which such meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, and (iii) to the extent required by applicable Legal Requirements; provided, however, that in no event shall the Company be permitted to postpone or adjourn the Company Stockholders’ Meeting for more than twenty (20) days (with respect to each such postponement or adjournment) without Buyer’s prior written consent. Subject to

Section 5.1(b), the Board of Directors of the Company shall include the Company Board Recommendation in the Proxy Statement. If the Board of Directors of the Company makes a Company Adverse Change Recommendation, it will not alter the obligation of the Company to submit this Agreement to its stockholders at the Company Stockholders’ Meeting to consider and vote upon the approval of this Agreement, unless this Agreement shall have been terminated in accordance with its terms prior to the Company Stockholders’ Meeting.

(d)          As soon as practicable following the date hereof, the Company shall prepare the Proxy Statement and file it with the SEC and the Company and Buyer shall timely cooperate with and assist the Company in connection with the preparation of the foregoing. The Company shall use commercially reasonable efforts to respond as promptly as reasonably practicable to any comments of the SEC or its staff concerning the Proxy Statement and shall cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after the resolution of any such comments. Buyer will provide to the Company upon request any information with respect to Buyer and its officers, directors, Affiliates and agents required to be provided in the Proxy Statement under applicable Legal Requirements or as reasonably requested by the Company. The Company shall notify Buyer promptly of the receipt of any comments from the SEC or its staff or any other governmental officials and of any request by the SEC or its staff or any other governmental officials for amendments or supplements to the Proxy Statement or for additional information and will supply Buyer with copies of all correspondence between the Company or any of its Representatives, on the one hand, and the SEC or its staff or any other governmental officials, on the other hand, with respect to the Proxy Statement. Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement or filing any other required filings with respect to the Transactions (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall give Buyer a reasonable opportunity to review and comment on such document or response and the Company shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Buyer. The Company, on the one hand, and Buyer, on the other hand, agree to promptly correct any information provided by it for use in the Proxy Statement if and to the extent that it shall have become false or misleading in any material respect or as otherwise required by applicable Legal Requirements, and the Company further agrees to cause the Proxy Statement, as so corrected, to be filed with the SEC and, if any such correction is made following the mailing of the Proxy Statement, mailed to holders of shares of Company Common Stock, in each case as and to the extent required by the Exchange Act or the SEC (or its staff). Notwithstanding the foregoing, the Company assumes no responsibility with respect to information supplied in writing by or on behalf of Buyer for inclusion or incorporation by reference in the Proxy Statement.

(e)          Buyer agrees to cause all shares of Company Common Stock owned by Buyer or any subsidiary of Buyer, if any, to be voted in favor of the adoption of the Agreement at the Company Stockholders’ Meeting.

5.2           Reserved.

5.3           Company Options.

(a)          Prior to the Effective Time, the Company shall take all actions (including obtaining any necessary determinations and/or resolutions of the Board of Directors of the Company or a committee thereof) that may be necessary (under the Company Equity Plans and award agreements pursuant to which Company Options are outstanding or otherwise) to (i) accelerate the vesting and exercisability of each unexpired and unexercised Company Option then outstanding as of immediately prior to the Effective Time so that each such Company Option shall be fully vested and exercisable prior to the Effective Time, (ii) terminate each Company Equity Plan (except as otherwise agreed by Buyer and a holder thereof) and (iii) cause, as of the Effective Time, each unexpired and unexercised Company Option then outstanding as of immediately prior to the Effective Time, whether vested or unvested (and each plan, if any, under which any Company Option may be granted except, with respect to any such plan, as otherwise agreed by Buyer and a holder thereof) to be cancelled, terminated and extinguished, subject, if applicable, to payment pursuant to Section 1.8.

5.4           Employee Benefits.

(a)          For a period of one year following the Effective Time, Buyer shall provide, or cause to be provided, to those employees of the Acquired Corporations who are employed by the Acquired Corporations as of immediately prior to the Effective Time and who continue to be actively employed by the Surviving Corporation (or any Subsidiary thereof) during such one year period (the “Continuing Employees”) (i) base salary and base wages that are substantially comparable in the aggregate to such base salary and base wages provided to such Continuing Employees immediately prior to the execution of this Agreement and, (ii) short-term cash incentive compensation opportunities that are substantially comparable in the aggregate, and benefits (excluding equity based compensation) that are substantially comparable in the aggregate, to such short-term cash incentive compensation opportunities, and benefits (excluding equity based compensation) provided to employees of one or more companies affiliated with ESW Capital, LLC. Without limiting the foregoing:

(b)          With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time, Buyer shall, or shall cause the Surviving Corporation to and instruct its Subsidiaries to, as applicable (and without duplication of benefits), assume the liability for such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of the applicable Acquired Corporation.

(c)          The Surviving Corporation shall be solely responsible for all termination and severance benefits (which benefits, for the avoidance of doubt, shall either be provided under the plans of Buyer or its Subsidiaries, or the Employee Plans), costs, charges and liabilities of any nature incurred with respect to the termination of any Continuing Employees after the Closing Date, including any claims arising out of or relating to any mass layoff or similar event under applicable Law occurring on or after the Closing Date.

(d)          Buyer agrees that all Continuing Employees shall be eligible to participate in the Surviving Corporation’s health and welfare benefit plans; provided, however,

 that (i) nothing in this Section 5.4 or elsewhere in this Agreement shall limit the right of Buyer or the Surviving Corporation to amend or terminate any such health or welfare benefit plan at any time, and (ii) if Buyer or the Surviving Corporation terminates any such health or welfare benefit plan, then, the Continuing Employees shall be eligible to participate in the Surviving Corporation’s health and welfare benefit plans to the extent that coverage under such plans is replacing comparable coverage under an Employee Plan in which such Continuing Employee participated immediately before the Effective Time. To the extent that service is relevant for eligibility, vesting or allowances (including paid time off) under any health or welfare benefit plan of Buyer and/or the Surviving Corporation, then Buyer shall use its commercially reasonable efforts to ensure that such health or welfare benefit plan shall, for purposes of eligibility, vesting and allowances (including paid time off), credit Continuing Employees for service prior to the Effective Time with the Acquired Corporations to the same extent that such service was recognized prior to the Effective Time under the corresponding health benefit plan of the Company. In addition, Buyer shall in no event apply a pre-existing condition or actively at work or similar limitation, eligibility waiting period, evidence of insurability requirement or other condition under any group health or welfare plan with respect to the Continuing Employees and the eligible dependents of the Continuing Employees, other than limitations or waiting periods that are already in effect with respect to such individuals to the extent not satisfied as of the Closing Date under the corresponding Employee Plan. To the extent that any Continuing Employee or any eligible dependent of a Continuing Employee is transferred during a plan year from coverage under one or more of the Employee Plans to coverage under a successor group health and welfare plan, Buyer shall, or shall cause the Company to, provide the affected Continuing Employee, or eligible dependent with credit for any co-payments, deductibles and offsets (or similar payments) made during the plan year in which the transfer occurs for the purposes of satisfying any applicable deductible, out-of-pocket or similar requirements under any such successor benefit plan, program or arrangement.

(e)          Nothing in this Section 5.4 or elsewhere in this Agreement shall be construed to create a right in any employee to employment with Buyer, the Surviving Corporation or any other Subsidiary of the Surviving Corporation and the employment of each Continuing Employee shall be "at will" employment. The provisions of this Section 5.4 are solely for the benefit of the Parties to this Agreement, and no provision of this Section 5.4 is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of the Agreement or have the right to enforce the provisions hereof.

(f)          The Company shall adopt written resolutions to terminate the Company’s 401(k) plan, to be effective no later than one business day preceding the Closing Date. The form and substance of such written resolutions must be preapproved by Buyer, such approval not to be unreasonably withheld. The Company shall use its reasonable best efforts to take such other actions in furtherance of terminating any such 401(k) plan as Buyer may reasonably request.

5.5           Indemnification of Officers and Directors.

(a)          All rights to indemnification by the Acquired Corporations existing in favor of those Persons who are directors and officers of any Acquired Corporation as of the date of this Agreement (the “Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time, as provided in the Certificate of Incorporation and bylaws (or applicable organizational documents) of the Acquired Corporations (as amended and in effect as of the date of this Agreement) and as provided in the indemnification agreements between the Acquired Corporations and said Indemnified Persons (as amended and in effect as of the date of this Agreement) in the form set forth on Part 5.5(a) of the Company Disclosure Schedule, shall survive the Merger and shall be observed by the Surviving Corporation and its Subsidiaries to the fullest extent available under applicable Legal Requirements for a period of six (6) years from the Effective Time, and any claim made requesting indemnification pursuant to such indemnification rights within such six-year period shall continue to be subject to this Section 5.5(a) and the indemnification rights provided under this Section 5.5(a) until disposition of such claim; provided, however, notwithstanding anything herein to the contrary, no indemnification shall be provided with respect to any matter that is covered by or addressed in that certain Indemnification Rights Agreement, dated as of May [1], 2015, by and between William T. Comfort III and the Company (the “Indemnification Rights Agreement”).

(b)          From the Effective Time until the sixth (6th) anniversary of the date on which the Effective Time occurs, the Surviving Corporation (together with its successors and assigns, the “Indemnifying Parties”) shall, to the fullest extent permitted under applicable Legal Requirements, indemnify and hold harmless each Indemnified Person in his or her capacity as an officer or director of an Acquired Corporation against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such Indemnified Person as an officer or director of an Acquired Corporation in connection with any pending or threatened Legal Proceeding based on or arising out of, in whole or in part, the fact that such Indemnified Person is or was a director or officer of an Acquired Corporation at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the transactions contemplated herein; provided, however, notwithstanding anything herein to the contrary, no indemnification shall be provided with respect to any matter that is covered by or addressed in the Indemnification Rights Agreement. Without limiting the foregoing, from the Effective Time until the sixth (6th) anniversary of the date on which the Effective Time occurs, the Indemnifying Parties shall also, to the fullest extent permitted under applicable Legal Requirements, advance reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Indemnified Persons in connection with matters for which such Indemnified Persons are eligible to be indemnified pursuant to this Section 5.5(b) promptly after receipt by the Indemnifying Parties of a written request for such advance, subject to the execution by such Indemnified Persons of appropriate undertakings in favor of the Indemnifying Parties to repay such advanced costs and expenses if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified under this Section 5.5(b); provided, however, notwithstanding anything herein to the contrary, no advancement of such costs and expenses shall be provided with respect to any matter that is covered by or addressed in the Indemnification Rights Agreement.

(c)          Prior to the Closing, the Company shall purchase prepaid “tail” or “runoff” policies, which policies will provide the Indemnified Persons with directors’ and officers’ liability insurance coverage for an aggregate period of six (6) years with respect to claims arising from acts or omissions that occurred on or before the Effective Time in their capacities as directors and officers of the Acquired Corporations (as applicable), including, in respect of the transactions contemplated by this Agreement; provided, however, that the amount paid for such prepaid policies shall not exceed an aggregate of $145,000. The Company has provided or made available to Buyer a true and correct copy of the existing policy of directors’ and officers’ liability insurance maintained by the Company as of the date of this Agreement.

(d)          In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or Entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, the Surviving Corporation shall ensure that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 5.5.

(e)          The provisions of this Section 5.5 shall survive the consummation of the Merger and are (i) intended to be for the benefit of, and will be enforceable by, each of the Indemnified Persons and their heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. Unless required by applicable Legal Requirement, this Section 5.5 may not be amended, altered or repealed after the Effective Time in such a manner as to adversely affect the rights of any Indemnified Person or any of their heirs without the prior written consent of the affected Indemnified Person.

5.6           Securityholder Litigation. The Company shall give Buyer the right to review and comment on all material filings or responses to be made by the Company in connection with any securityholder litigation against the Company and/or its directors relating to the Transactions, and the right to consult on the settlement with respect to such securityholder litigation, and the Company will in good faith take such comments into account, and, no such settlement shall be agreed to without Buyer’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

5.7           Additional Agreements. Subject to the terms and conditions of this Agreement, Buyer and the Company shall use commercially reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other Transactions. Without limiting the generality of the foregoing, subject to the terms and conditions of this Agreement, each Party to this Agreement (i) shall make all filings (if any) and give all notices (if any) required to be made and given by such Party in connection with the Merger and the other Transactions contemplated by this Agreement which, with respect to Contracts, shall be limited to the Material Contracts set forth on Schedule 5.7, (ii) shall use commercially reasonable efforts to obtain each Consent (if any) required to be obtained pursuant to any applicable Legal Requirement or Material Contract by such Party in connection with the Transactions which, with respect to Material Contracts, shall be limited to the Material Contracts set forth on Schedule 5.7, and (iii) shall use commercially reasonable efforts to lift any restraint, injunction or other legal bar to the Merger brought by any third Person against such Party, provided, that, in the case of clauses (ii) and (iii), (x) none of the Acquired Corporations may pay or cause to be paid to any third Person any amounts in excess of $10,000 in the aggregate in exchange for obtaining such any such Consent or lifting any such restraint, injunction or other legal bar, and (y) Buyer shall not be required to pay or cause to be paid to any Person any amounts in exchange for obtaining such any such Consent or lifting any such restraint, injunction or other legal bar. The Company shall promptly deliver to Buyer a copy of each such filing made, each such notice given and each such Consent obtained by the Company during the Pre-Closing Period.

5.8           Disclosure. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Buyer and thereafter Buyer and the Company shall consult with each other before issuing any further press release or otherwise making any public statement (to the extent not previously issued or made in accordance with this Agreement) with respect to the Merger, this Agreement or any of the other Transactions and shall not issue any such press release or make any such other public statement without the consent of the other party, which shall not be unreasonably withheld, delayed or conditioned. Notwithstanding the foregoing: (a) each Party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Company SEC Documents, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the parties (or individually, if approved by the other Party), (b) a Party may, without the prior consent of the other Party hereto, issue any such press release or make any such public announcement or statement as may be required by Legal Requirement; and (c) the Company need not consult with Buyer in connection with any press release, public statement or filing to be issued or made pursuant to Section 4.3(e) or with respect to any Company Adverse Change Recommendation, Acquisition Proposal or Superior Offer.

5.9           Resignation of Directors and/or Officers. Other than with respect to any officers identified by Buyer in writing to the Company not less than two (2) business days prior to the Closing Date, the Company shall use all reasonable efforts to obtain and deliver to Buyer on or prior to the Effective Time the resignation of the Company’s directors and/or officers as required by Section 1.4.

5.10         Takeover Laws; Advice of Changes.

(a)          If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated in this Agreement, each of Buyer and the Company shall use their respective reasonable best efforts to take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the transactions contemplated by this Agreement.

(b)          The Company will give prompt notice to Buyer (and will subsequently keep the other informed on a current basis of any developments related to such notice) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that is reasonably likely to result in any of the conditions set forth in Sections 6.1 and/or 6.2 not being able to be satisfied prior to the End Date. Buyer will give prompt notice to the Company (and will subsequently keep the other informed on a current basis of any developments related to such notice) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that is reasonably likely to result in any of the conditions set forth in Sections 6.1 and/or 6.3 not being able to be satisfied prior to the End Date.

5.11         Section 16 Matters. The Company, and the Company’s Board of Directors, shall, to the extent necessary, take appropriate action, prior to or as of the Effective Time, to approve, for purposes of Section 16(b) of the Exchange Act, the deemed disposition and cancellation of shares of Company Common Stock and Company Options in the Transactions contemplated hereby by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.12         Payoff of Credit Facility. The Company shall obtain prior to the Closing a payoff letter (the “Payoff Letter”) for the Loan and Security Agreement effective May 6, 2013 by and among Silicon Valley Bank, the Company, Lyris Technologies, Inc. and Commodore Resources (Nevada), Inc., as amended, and together with all other agreements and arrangements thereunder (the “Credit Facility”), which will provide the dollar amount of all Indebtedness required to be paid under the Credit Facility in order to fully pay off the Credit Facility as of the Closing and to release all Encumbrances thereunder upon such payment. Buyer shall pay in full at Closing such amount set forth in the Payoff Letter.

SECTION 6. Conditions Precedent to the Merger

6.1           Condition to Each Party’s Obligation to Effect the Merger. The obligations of the parties to effect the Merger are subject to the satisfaction, at or prior to the Closing, of the condition that this Agreement shall have been duly adopted by the Required Company Stockholder Vote.

6.2           Conditions to Obligations of Buyer. The obligations of Buyer to effect the Merger are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

(a)          the representations and warranties of the Company set forth in Sections 2.1(a) (first sentence only), 2.2(a) (Certificate of Incorporation and Bylaws) 2.3 (other than the second and third sentences of Section 2.3(c)) (Capitalization, Etc.), 2.19 (Authority; Binding Nature of Agreement), 2.20 (Vote Required) and 2.24 (Financial Advisor) of the Agreement shall have been accurate in all respects as of the date of the Agreement, and shall be accurate in all respects at and as of the Closing Date as if made on and as of such Closing Date, except where the failure to be so accurate in all respects would not result in additional cost, expense or liability to the Company, Buyer and their Affiliates, individually or in the aggregate, that is more than $67,531 (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, (ii) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Agreement shall be disregarded and (iii) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured only as of such date).

(b)          the representations and warranties of the Company set forth in the Agreement (other than those referred to in Section 6.2(a)) shall have been accurate in all respects as of the date of the Agreement, and shall be accurate in all respects at and as of the Closing Date as if made on and as of such date, except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have, a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, (ii) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Agreement shall be disregarded and (iii) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured only as of such date).

(c)          the Company shall have performed or complied in all material respects with any covenant or obligation that the Company is required to comply with or to perform under the Agreement prior to the Closing Date, or, if not complied with or performed in all material respects, such noncompliance or failure to perform shall have been cured.

(d)          Since the date of this Agreement, there shall not have occurred any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

(e)          Buyer shall have received certificates executed on behalf of the Company by the chief executive officer or chief financial officer of the Company, certifying that the conditions set forth in Sections 6.2(a), (b), (c) and (d) have been satisfied.

(f)          There shall not have been issued by any court of competent jurisdiction or remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger nor shall any action have been taken, or any Legal Requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger by any Governmental Body which directly or indirectly prohibits, or makes illegal, the acceptance for payment of or payment for shares of Company Common Stock or Preferred Stock or the consummation of the Merger; provided, however, that Buyer shall not be permitted to invoke this Section 6.2(f) unless it shall have taken all actions required under this Agreement to have any such order lifted.

6.3           Conditions to Obligation of the Company. The obligations of the Company to effect the Merger are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

(a)          The representations and warranties of Buyer set forth in Section 3.1 (Due Organization) and 3.3 (Authority; Binding Nature of Agreement) of the Agreement shall have been accurate in all material respects as of the date of the Agreement, and shall be accurate in all material respects at and as of the Closing Date as if made on and as of such date (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all materiality qualifications contained in such representations and warranties shall be disregarded and (ii) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured only as of such date).

(b)          The representations and warranties of Buyer set forth in the Agreement (other than those referred to in Section 6.3(a) above) shall have been accurate in all respects as of the date of the Agreement, and shall be accurate in all respects at and as of the Closing Date as if made on and as of such date, except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have, a Buyer Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all materiality qualifications contained in such representations and warranties shall be disregarded and (ii) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured only as of such date).

(c)          Buyer shall have performed or complied in all material respects with any covenant or obligation that Buyer is required to comply with or to perform under the Agreement prior to the Closing Date, or, if not complied with or performed in all material respects, such noncompliance or failure to perform shall have been cured.

(d)          Since the date of this Agreement, there shall not have occurred any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Buyer Material Adverse Effect.

(e)          The Company shall have received certificates executed on behalf of Buyer by the chief executive officer or chief financial officer of Buyer, certifying that the conditions set forth in Sections 6.3(a), (b), (c) and (d) have been satisfied.

(f)          There shall not have been issued by any court of competent jurisdiction or remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger, nor shall any action have been taken, or any Legal Requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger by any Governmental Body which directly or indirectly prohibits, or makes illegal, the acceptance for payment of or payment for shares of Company Common Stock or the consummation of the Merger; provided, however, that the Company shall not be permitted to invoke this Section 6.3(f) unless it shall have taken all actions required under this Agreement to have any such order lifted.

SECTION 7. Termination

7.1           Termination. This Agreement may be terminated prior to the Effective Time (whether before or after the adoption of this Agreement by the Required Company Stockholder Vote, except as otherwise expressly noted):

(a)          by mutual written consent of Buyer and the Company;

(b)          by either the Company or Buyer, if the Company Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Company’s stockholders shall have taken a final vote on a proposal to approve this Agreement and the Merger, and this Agreement and the Merger shall not have been approved at the Company Stockholders’ Meeting (and shall not have been approved at any adjournment or postponement thereof) by the Required Company Stockholder Vote; provided that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to Buyer if Buyer is in breach of its obligations under Section 5.1(e);

(c)          by either Buyer or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of shares of Company Common Stock pursuant to the Merger or making consummation of the Merger illegal, which order, decree, ruling or other action shall be final and nonappealable; provided, however, that a Party shall not be permitted to terminate this Agreement pursuant to this Section 7.1(c) if the issuance of such final and nonappealable order, decree, ruling or other action is primarily attributable to a failure on the part of such Party to perform in any material respect any covenant or obligation in this Agreement required to be performed by such Party at or prior to the Effective Time;

(d)          by Buyer at any time prior to the receipt of the Required Company Stockholder Vote, if, whether or not permitted to do so: (A) the Company’s Board of Directors shall have failed to include the Company Board Recommendation in the Proxy Statement or shall have effected a Company Adverse Change Recommendation; (B) the Board of Directors of the Company shall have failed to publicly reaffirm its recommendation of this Agreement in the absence of a publicly announced Acquisition Proposal within ten (10) business days after Buyer so requests in writing, provided, that, unless an Acquisition Proposal shall have been publicly disclosed, Buyer may only make such request once every thirty (30) days; or (C) the Company or any of its Subsidiaries shall have breached in any material respect Section 4.3, Section 5.1(a) or Section 5.1(b);

(e)          by either Buyer or the Company if the Effective Time shall not have occurred on or prior to the close of business on the date that is the End Date; provided, however, that a Party shall not be permitted to terminate this Agreement pursuant to this Section 7.1(e) if the failure of the Effective Time to occur prior to the End Date was primarily due to the failure of such Party to perform in all material respects any of its obligations under this Agreement;

(f)          by the Company at any time prior to the receipt of the Required Company Stockholder Vote, in order to accept a Superior Offer and enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Offer (a “Specified Agreement”), if (i) the Company has complied in all material respects with the requirements of Sections 4.3, 5.1(a) and 5.1(b) and (ii) prior to or on the same business day as such termination (or if the Specified Agreement is executed on a day that is not a business day, the next business day), the Company pays the Termination Fee due to Buyer under Section 7.3(b);

(g)          by Buyer at any time prior to the Effective Time, if a breach of any representation or warranty or failure to perform any covenant or obligation contained in this

Agreement on the part of the Company shall have occurred that (i) except with respect to the covenants or obligations contained in Section 4.3, (A) would cause a failure of the conditions in Section 6.2(a), (b) or (c) to exist and (B) cannot be cured by the Company by the End Date, or if capable of being cured, shall not have commenced to have been cured within 15 days of the date Buyer gives the Company notice of such breach or failure to perform or (ii) with respect to the covenants and agreements contained in Section 4.3, (A) would cause a failure of the conditions in Section 6.2(a), (b) or (c) to exist and (B) cannot be cured by the Company by the End Date, or if capable of being cured, shall not have been cured (x) within 10 business days following receipt of written notice from the Buyer of such breach or (y) any shorter period of time that remains between the date the Buyer provides written notice of such breach and the End Date; provided, however, that, Buyer shall not have the right to terminate this Agreement pursuant to this Section 7.1(g) if Buyer is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Section 6.1 or Section 6.3 not being satisfied; or

(h)          by the Company at any time prior to the Effective Time, if a breach of any representation or warranty or failure to perform any covenant or obligation contained in this Agreement on the part of Buyer shall have occurred that would cause a failure of the conditions in Section 6.3(a), (b) or (c) to exist and cannot be cured by Buyer by the End Date, or if capable of being cured, shall not have commenced to have been cured within 15 days of the date the Company gives Buyer notice of such breach or failure to perform; provided, however, that, the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(h) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Section 6.1 or Section 6.2 not being satisfied.

7.2           Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other Party, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be of no further force or effect and there shall be no liability on the part of Buyer or the Company or their respective directors, officers and Affiliates or any of the other Buyer Related Parties following any such termination; provided, however, that (a) this Section 7.2, Section 7.3 and Section 8 shall survive the termination of this Agreement and shall remain in full force and effect, (b) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms; (c) the Guaranty shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms; and (d) the termination of this Agreement shall not relieve any Party from any liability for fraud prior to the date of termination. Nothing shall limit or prevent any Party from exercising any rights or remedies it may have under Section 8.5(b) in lieu of terminating this Agreement pursuant to Section 7.1.

7.3           Expenses; Termination Fee.

(a)          Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated.

(b)          In the event that:

(i)          this Agreement is terminated by the Company pursuant to Section 7.1(f);

(ii)         this Agreement is terminated by Buyer pursuant to Section 7.1(d); or

(iii)        (A) this Agreement is terminated by Buyer or the Company, as applicable, pursuant to Section 7.1(b), Section 7.1(e) or Section 7.1(g), (B) after the date of this Agreement and at or prior to the time of the termination of this Agreement a bona-fide Acquisition Proposal shall have made, commenced, submitted or announced, whether publicly or to the Company or the Company’s Board of Directors, and (C) the Company consummates any Acquisition Proposal within twelve (12) months after such termination or the Company enters into a definitive agreement within twelve (12) months after such termination to effect any Acquisition Proposal (provided that, for purposes of this Section 7.3(b)(iii), all percentages in the definition of Acquisition Proposal shall be replaced with 50%), then the Company shall pay Buyer a fee in an amount equal to the Termination Fee by wire transfer of same-day funds (w) in the case of Section 7.3(b)(i) or 7.3(b)(ii) (if this Agreement is terminated by the Company), prior to or concurrently with the termination of this Agreement (or if the Specified Agreement is executed on a day that is not a business day, the next business day), (x) in the case of Section 7.3(b)(ii) (if this Agreement is terminated by Buyer), within two (2) business days after such termination and (y) in the case of Section 7.3(b)(iii), within two (2) business days after the earlier of the entry into the definitive agreement to consummate or the consummation of the Acquisition Proposal; it being understood that in no event shall the Company be required to pay the applicable Termination Fee on more than one occasion. As used herein, “Termination Fee” shall mean a cash amount equal to $400,000. In the event that Buyer or its designee shall receive full payment pursuant to this Section 7.3(b), the receipt of the applicable Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Buyer, any of its Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of Buyer, any of its Affiliates or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Affiliates arising out of or in connection with this Agreement, any of the transactions contemplated hereby or any matters forming the basis for such termination; provided, however, that nothing in this Section 7.3(b) shall limit the rights of Buyer under Section 8.5(b).

(c)          The Parties acknowledge that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement; accordingly, if the Company fails to timely pay any amount due pursuant to this Section 7.3, and, in order to obtain the payment, Buyer commences a Legal Proceeding which results in a judgment against the Company, for the payment set forth in this Section 7.3, the Company shall pay the Buyer its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received. Except as provided in Section 7.2 and Section 8.5(b), payment of the fees and expenses described in this Section 7.3 shall constitute the sole and exclusive remedy of Buyer in connection with any termination of this Agreement.

SECTION 8. Miscellaneous Provisions

8.1           Amendment. Prior to the Effective Time, subject to 5.5(e), this Agreement may be amended with the approval of the respective Boards of Directors of the Company and Buyer at any time (whether before or after the adoption of this Agreement by the Company’s stockholders); provided, however, that after any such adoption of this Agreement by the Company’s stockholders, no amendment shall be made which by applicable Legal Requirements requires further approval of the stockholders of the Company without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.2           Waiver. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

8.3           No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement, the Company Disclosure Schedule or in any certificate or schedule or other document delivered pursuant to this Agreement shall survive the Merger.

8.4           Entire Agreement; Counterparts. This Agreement and the other agreements and schedules referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties, with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect; provided, further, that, if the Effective Time occurs, the Confidentiality Agreement shall automatically terminate and be of no further force and effect. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by PDF shall be sufficient to bind the parties to the terms and conditions of this Agreement.

8.5           Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies.

(a)          This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Subject to Section 8.5(c), in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement: (i) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in the State of Delaware (it being agreed that the consents to jurisdiction and venue set forth in this Section 8.5(a) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the Parties hereto); (ii) if any such action is commenced in a state court, then, subject to applicable Legal Requirements, any Party may petition for the removal of such action to any federal court located in Delaware; and (iii) each of the Parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 8.9. The Parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Legal Requirements; provided, however, that nothing in the foregoing shall restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

(b)          The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties hereto do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the Transactions) in accordance with its specified terms or otherwise breach such provisions. Subject to the following sentence, the Parties acknowledge and agree that (a) the Parties shall be entitled to seek and obtain an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement or the Equity Commitment Letter and to enforce specifically the terms and provisions hereof or the Equity Commitment Letter in the courts described in Section 8.5(a) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, (b) the provisions set forth in Section 7.3 (i) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and (ii) shall not be construed to diminish or otherwise impair in any respect any Party’s right to specific enforcement and (c) the right of specific performance is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Buyer would have entered into this Agreement. The Parties hereto acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement or the Equity Commitment Letter in accordance with this Section 8.5(b) shall not be required to provide any bond or other security in connection with any such order or injunction.

(c)          EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN

THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(d)          Notwithstanding anything to the contrary contained in this Agreement, while the Company may pursue both a grant of specific performance as permitted by Section 8.5(b) and seek money damages for fraud by Buyer (only to the extent expressly permitted by Section 7.2 and Section 8.5(e)), under no circumstances shall the Company be permitted or entitled to receive both such grant of specific performance to require Buyer to effect the Closing and a judicial award of money damages against Buyer for fraud.

(e)          Notwithstanding anything in this Agreement to the contrary, the maximum aggregate liability of Buyer for monetary damages in connection with this Agreement, the Guaranty and the transactions contemplated hereby and thereby shall be limited to $1,350,631 (the “Buyer Liability Cap”). In addition, notwithstanding anything to the contrary provided in this Agreement, in no event shall the Company or any other Person seek or permit to be sought on behalf of the Company, its stockholders or any of their Affiliates or any other Person any damages or any other recovery, judgment or damages of any kind, in law or in equity, including consequential, indirect, or punitive damages, from Buyer, Guarantor, any direct or indirect holder of any equity interests or securities of Buyer, Guarantor or any direct or indirect current, former or future director, officer, employee, partner, stockholder, manager, Affiliate, member, controlling person or representative of any of the foregoing (collectively, the “Buyer Related Parties”), in connection with this Agreement or the transactions contemplated hereby (other than (i) Buyer under this Agreement, as expressly provided by and subject to the terms of Section 7.2 and this Section 8.5, and (ii) Guarantor, as expressly provided by and subject to the terms of the Equity Commitment Letter and the Guaranty). The Company acknowledges and agrees that it has no right of recovery against, and no personal liability shall attach to any person (other than (i) Buyer under this Agreement, as expressly provided by and subject to the terms of Section 7.2 and this Section 8.5, and (ii) Guarantor, as expressly provided by and subject to the terms of the Equity Commitment Letter and the Guaranty), whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by the Company or on behalf of its stockholders against Buyer or any other Buyer Related Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Legal Requirement in connection with this Agreement and the transactions contemplated hereby. The Company acknowledges that Buyer is a newly-formed company and does not have any material assets except in connection with this Agreement. The provisions of this Section 8.5(e) are intended to be for the benefit of Buyer, Sponsor and the other Buyer Related Parties, and all such Buyer Related Parties shall be third party beneficiaries hereof.

8.6           Reserved.

8.7           Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the rights hereunder may be assigned without the prior written consent of the other Parties hereto, and any attempted assignment of this Agreement or any of such rights without such consent shall be void and of no effect.

8.8           No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; except for: (i) if the Effective Time occurs (A) the right of the Company’s stockholders to receive the Merger Consideration or the Preferred Consideration (as applicable) at the Effective Time and (B) the right of the holders of Company Equity Awards to receive the consideration set forth in Section 5.3 at the Effective Time; and (ii) the provisions set forth in Section 5.5 of this Agreement.

8.9           Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) two business days after sent by registered mail or by courier or express delivery service, (c) if sent by email transmission prior to 6:00 p.m. recipient’s local time, upon transmission when receipt is confirmed, or (d) if sent by email transmission after 6:00 p.m. recipient’s local time and receipt is confirmed, the business day following the date of transmission; provided that in each case the notice or other communication is sent to the physical address or email address set forth beneath the name of such Party below (or to such other physical address or email address as such Party shall have specified in a written notice given to the other Parties hereto):

if to Buyer (or following the Effective Time, the Company):

LY Acquisition Corp.

401 Congress Ave., Suite 2650

Austin, Texas 78701

Attention: Andrew S. Price

Email: andy.price@trilogy.com

with a copy to (which shall not constitute notice):

Goodwin Procter LLP

53 State Street

Boston, MA 02109

Attention: H. David Henken and James A. Matarese

Email: dhenken@goodwinprocter.com

if to the Company (prior to the Effective Time):

Lyris, Inc.

6401 Hollis Street, Suite 125

Emeryville, CA 94608

Attention: John Philpin

Email: jphilpin@lyris.com

with a copy to (which shall not constitute notice):

Cooley llp

1333 2nd Street, Suite 400

Santa Monica, CA 90401

Attention: C. Thomas Hopkins

Email: thopkins@cooley.com

8.10         Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

8.11         Construction.

(a)          For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b)          The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c)          As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)          Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes or Schedules to this Agreement.

(e)          The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Signature page follows]

In Witness Whereof, the parties have caused this Agreement to be executed as of the date first above written.

Lyris, Inc.

By:	/s/ John Philpin
Name:	John Philpin
Title:	President and CEO

In Witness Whereof, the parties have caused this Agreement to be executed as of the date first above written.

LY Acquisition Corp.

By:	/s/ Andrew S. Price
Name:	Andrew S. Price
Title:	CFO

Exhibit A

Certain Definitions

For purposes of the Agreement (including this Exhibit A):

2005 Plan. “2005 Plan” means the Company's 2005 Equity-Based Compensation Plan, as amended.

Acceptable Confidentiality Agreement. “Acceptable Confidentiality Agreement” is defined in Section 4.3(a) of the Agreement.

Acquired Corporation Product. “Acquired Corporation Product” shall mean any product or service licensed or sold by any of the Acquired Corporations as of the date hereof.

Acquired Corporation Returns. “Acquired Corporation Returns” is defined in Section 2.14(a) of the Agreement.

Acquired Corporations. “Acquired Corporations” shall mean the Company and each of its Subsidiaries, collectively.

Acquisition Inquiry. “Acquisition Inquiry” is defined in Section 4.3(d) of the Agreement.

Acquisition Proposal. “Acquisition Proposal” shall mean any proposal or offer from any Person (other than Buyer and its Affiliates) or “group”, within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (A) acquisition of assets of the Company and its Subsidiaries equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (B) issuance or acquisition of 20% or more of the outstanding Company Common Stock, (C) recapitalization, tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the outstanding Company Common Stock or (D) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company that if consummated would result in any Person beneficially owning 20% or more of the outstanding Company Common Stock, in each case other than the Transactions.

Affiliate. “Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

Agreement. “Agreement” shall mean the Agreement and Plan of Merger to which this Exhibit A is attached, as it may be amended from time to time.

A-1.

Antitrust Laws. “Antitrust Laws” shall mean all applicable foreign anti-trust laws and all other applicable Legal Requirements issued by a Governmental Body that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

Balance Sheet. “Balance Sheet” is defined in Section 2.6 of the Agreement.

Book-Entry Shares. “Book-Entry Shares” shall mean non-certificated shares of Company Common Stock represented by book-entry.

business day. “business day” shall mean means a day except a Saturday, a Sunday or other day on which banks in the City of New York are authorized or required by Legal Requirements to be closed.

Buyer. “Buyer” is defined in the preamble to the Agreement.

Buyer Material Adverse Effect. “Buyer Material Adverse Effect” shall mean any effect, change, event or occurrence that would individually or in the aggregate, prevent, materially delay or materially impair the ability of Buyer to consummate the Transactions contemplated by this Agreement.

Certificates. “Certificates” is defined in Section 1.6(b) of the Agreement.

Change of Control Payment. “Change of Control Payment” is defined in Section 2.9(a)(vi) of the Agreement.

Closing. “Closing” is defined in Section 1.3 of the Agreement.

Closing Date. “Closing Date” is defined in Section 1.3 of the Agreement.

Code. “Code” shall mean the Internal Revenue Code of 1986, as amended and the rules and regulations promulgated thereunder.

Company. “Company” is defined in the preamble to the Agreement.

Company Adverse Change Recommendation. “Company Adverse Change Recommendation” is defined in Section 5.1(a) of the Agreement.

Company Associate. “Company Associate” shall mean each officer or other employee, or individual who is an independent contractor, consultant or director, of or to any of the Acquired Corporations.

Company Board Recommendation. “Company Board Recommendation” is defined in Recital B of the Agreement.

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Company Common Stock. “Company Common Stock” shall mean the common stock, $0.01 par value per share, of the Company.

Company Contract. “Company Contract” shall mean any Contract to which any of the Acquired Corporations is a party.

Company Disclosure Schedule. “Company Disclosure Schedule” shall mean the disclosure schedule that has been prepared by the Company in accordance with the requirements of the Agreement and that has been delivered by the Company to Buyer on the date of the Agreement.

Company Employee Agreement. “Company Employee Agreement” shall mean each management, employment, severance, retention, transaction bonus, change in control, consulting, relocation, repatriation or expatriation agreement or other Contract between: (a) any of the Acquired Corporations; and (b) any Company Associate (other than any Company Associate that is part time or paid on an hourly basis), other than any such Contract that is terminable “at will” (or following a notice period imposed by applicable Legal Requirements) without any obligation on the part of any Acquired Corporation to make any severance, termination, change in control or similar payment or to provide any benefit.

Company Equity Award. “Company Equity Award” shall mean any award of compensation (including deferred compensation) that is required under the terms of such existing award to be or may be paid or settled in Company Common Stock.

Company Equity Plan. “Company Equity Plan” shall mean the 2005 Plan.

Company IP. “Company IP” shall mean (a) all Intellectual Property Rights that are owned or purported to be owned by the Acquired Corporations and (b) all material Intellectual Property Rights licensed by the Acquired Corporations.

Company Lease. “Company Lease” shall mean any Company Contract pursuant to which the Acquired Corporations lease or sublease Leased Real Property from another Person.

Company Options. “Company Options” shall mean all options to purchase shares of Company Common Stock (whether granted by the Company pursuant to the Company Equity Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).

Company Preferred Stock. “Company Preferred Stock” shall mean the Series A Preferred Stock, $0.01 par value per share, of the Company.

Company Registered IP. “Company Registered IP” is defined in Section 2.8 of the Agreement.

Company SEC Documents. “Company SEC Documents” is defined in Section 2.4(a) of the Agreement.

A-3.

Company Stockholders’ Meeting. “Company Stockholders’ Meeting” is defined in Section 5.1(c) of the Agreement.

Confidentiality Agreement. “Confidentiality Agreement” is defined in Section 4.1 of the Agreement.

Consent. “Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

Continuing Employees. “Continuing Employees” is defined in Section 5.4 of the Agreement.

Contract. “Contract” shall mean any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, bond, debenture, note, option, warrant, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature (except, in each case, purchase orders).

Determination Notice. “Determination Notice” is defined in Section 4.4(d)(i) of the Agreement.

DGCL. “DGCL” shall mean the Delaware General Corporation Law, as amended.

Dissenting Shares. “Dissenting Shares” is defined in Section 1.7 of the Agreement.

DOJ. “DOJ” shall mean the U.S. Department of Justice.

DOL. “DOL” is defined in Section 2.15(c) of the Agreement.

Effective Time. “Effective Time” is defined in Section 1.3 of the Agreement.

Employee Plan. “Employee Plan” shall mean any salary, bonus, vacation, deferred compensation, incentive compensation, stock purchase, stock option, severance pay, termination pay, death and disability benefits, hospitalization, medical, life or other insurance, flexible benefits, supplemental unemployment benefits, profit-sharing, pension or retirement plan, policy, program, agreement or arrangement and each other employee benefit plan, or arrangement sponsored, maintained, contributed to or required to be contributed to by any of the Acquired Corporations for the benefit of any current or former employee of any of the Acquired Corporations (but excluding in each case any such plan, policy, program, agreement or arrangement providing statutory benefits or obligations pursuant to applicable law in a jurisdiction outside of the United States).

Encumbrance. “Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the

A-4.

use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

End Date. “End Date” shall mean the day that is November [1], 2015.

Entity. “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

Environmental Law. “Environmental Law” shall mean any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

ERISA. “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

Exchange Act. “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

GAAP. “GAAP” is defined in Section 2.4(b) of the Agreement.

Governmental Authorization. “Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

Governmental Body. “Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal).

Guaranty. “Guaranty” is defined in Recital D to the Agreement.

Guarantor. “Guarantor” is defined in Recital D to the Agreement.

Hazardous Materials. “Hazardous Materials” shall mean any waste, material, or substance that is listed, regulated or defined under any Environmental Law and includes any pollutant, chemical substance, hazardous substance, hazardous waste, special waste, solid waste,

A-5.

asbestos, mold, radioactive material, polychlorinated biphenyls, petroleum or petroleum-derived substance or waste.

Indebtedness. “Indebtedness” shall mean (i) any indebtedness for borrowed money (including the issuance of any debt security) to any Person other than the Company or any of its Subsidiaries, (ii) any obligations evidenced by notes, bonds, debentures or similar Contracts to any Person other than the Company or any of its Subsidiaries, (iii) any obligations in respect of letters of credit and bankers’ acceptances (other than letters of credit used as security for leases), or (iv) any guaranty of any such obligations described in clauses “(i)” through “(iii)” of any Person other than the Company or any of its Subsidiaries (other than, in any case, accounts payable to trade creditors and accrued expenses, in each case arising in the ordinary course of business).

Indemnified Persons. “Indemnified Persons” is defined in Section 5.5(a) of the Agreement.

Indemnifying Parties. “Indemnifying Parties” is defined in Section 5.5(b) of the Agreement.

Intellectual Property Rights. “Intellectual Property Rights” shall mean and includes all past, present, and future rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, software (in both source code and object code form), databases and data collections, economic rights and mask works; (b) trademarks, service marks, trade dress, logos, trade names and other source identifiers, domain names and URLs and similar rights; (c) rights associated with trade secrets, know how, inventions (whether patentable or not), invention disclosures, methods, processes, protocols, improvements, specifications, techniques, technical data and customer lists, tangible or intangible proprietary information and other forms of technology; (d) patents and industrial designs and property rights; (e) other proprietary rights in intellectual property of every kind and nature; (f) rights of privacy and publicity; (g) all documentation and media constituting, describing or relating to such Intellectual Property, including memoranda, models, diagrams, manuals, and other records; (h) the right to sue for past, present, or future infringement and to collect and retain all damages and profits related to the foregoing; and (i) all registrations, renewals, extensions, combinations, statutory invention registrations, provisionals, continuations, continuations-in-part, provisionals, divisions, or reissues of, and applications for, any of the rights referred to in clauses “(a)” through “(h)” above (whether or not in tangible form and including all tangible embodiments of any of the foregoing, such as samples, studies and summaries) , along with all rights to prosecute and perfect the same through administrative prosecution, registration, recordation or other administrative proceeding, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing; and “Intellectual Property” shall deemed to be construed accordingly.

IRS. “IRS” shall mean the Internal Revenue Service.

A-6.

knowledge. “knowledge” with respect to an Entity shall mean with respect to any matter in question the actual knowledge of such Entity’s executive officers.

Leased Real Property. “Leased Real Property” is defined in Section 2.7(b) of the Agreement.

Legal Proceeding. “Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

Legal Requirement. “Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

Made available. “made available” shall mean, for purposes of the representations and warranties of the Company pursuant to this Agreement, that the Company has made such material(s) available for access by Buyer and its representatives, at least two (2) business days prior to the date of this Agreement, in the Company’s electronic data room established for the purpose of Buyer’s due diligence investigation in connection with this Agreement and the transactions contemplated hereby.

Material Adverse Effect. An event, occurrence, change, effect, violation, inaccuracy, circumstance or other matter will be deemed to have a “Material Adverse Effect” on the Acquired Corporations if such event, occurrence, change, effect, violation, inaccuracy, circumstance or other matter (whether or not any such matter, considered together with all other matters, would constitute a breach to the representations, warranties, covenants or agreements of the Company set forth in the Agreement) had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (a) the business, assets, liabilities condition (financial or otherwise) or results of operations of the Acquired Corporations taken as a whole or (b) the ability of the Company to consummate the Transactions; provided, however, that none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there is, or would reasonably likely to be, a Material Adverse Effect on the Acquired Corporations: (i) any change in the market price or trading volume of the Company’s stock; (ii) any event, violation, inaccuracy, circumstance or other matter resulting from the announcement of the Transactions (other than for purposes of any representation or warranty contained in Section 2.22 but subject to disclosures in Part 2.22 of the Company Disclosure Schedule), (x) including to the extent so resulting in, any disruption in (or loss of) supplier, distributor, partner, reseller or similar relationships, or any loss of employees or any litigation arising from the allegations of breach of fiduciary duty or violation of Legal Requirements relating to this Agreement or the transactions contemplated by this Agreement, but (y) excluding to the extent so resulting from

A-7.

any loss of one or more customers or any reduction in billings or revenue resulting therefrom; (iii) any event, circumstance, change or effect in the industries in which the Acquired Corporations operate or in the economy generally or other general business, financial or market conditions, except to the extent that the Acquired Corporations are adversely affected disproportionately relative to the other participants in the industries in which the Acquired Corporations operate; (iv) any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to fluctuations in the value of any currency; (v) any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to any act of terrorism, war, national or international calamity, except to the extent that such event, circumstance, change or effect disproportionately affects the Acquired Corporations relative to other participants in the industries in which the Acquired Corporations operate; (vi) the failure of the Acquired Corporations to meet internal or analysts’ expectations or projections; (vii) any adverse effect arising directly from or otherwise directly relating to any action taken by the Acquired Corporations at the written direction of Buyer or any action specifically required to be taken by the Acquired Corporations under this Agreement; (viii) any change resulting or arising from the identity of Buyer or any of its Affiliates, (ix) any event, circumstance, change or effect relating to any change occurring after the date of this Agreement in, any Legal Requirement or GAAP (or interpretations of any Legal Requirement or GAAP), or (x) any change or prospective change in the Company’s credit ratings occurring after the date of this Agreement; it being understood that the exceptions in clauses “(i)”, “(vi)” and “(x)” shall not prevent or otherwise affect a determination that the underlying cause of any such decline or failure referred to therein (if not otherwise falling within any of the exceptions provided by clauses “(ii)” through “(v)” or “(vii)” through “(ix)” hereof) is a Material Adverse Effect.

Material Contract. “Material Contract” is defined in Section 2.9(a) of the Agreement.

Merger. “Merger” is defined in Recital A of the Agreement.

Merger Consideration. “Merger Consideration” is defined in Section 1.5(a)(v) of the Agreement.

Parties. “Parties” shall mean Buyer and the Company.

Paying Agent. “Paying Agent” is defined in Section 1.6(a) of the Agreement.

Payment Fund. “Payment Fund” is defined in Section 1.6(a) of the Agreement.

Permitted Encumbrance. “Permitted Encumbrance” shall mean (a) any Encumbrance that arises out of Taxes not in default and payable without penalty or interest or the validity of which is being contested in good faith by appropriate proceedings, (b) any Encumbrance representing the rights of customers, suppliers and subcontractors in the ordinary course of business under the terms of any Contracts to which the relevant party is a party or under general principles of commercial or government contract law (including without limitation mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar liens granted or which arise in the ordinary course of business), (c) in the case of any Contract,

A-8.

Encumbrances that are restrictions against the transfer or assignment thereof that are included in the terms of such Contract, (d) in the case of real property, Encumbrances that are easements, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances incurred or suffered in the ordinary course of business and which, individually or in the aggregate, do not and would not materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, or zoning, entitlement, building and other land use regulations imposed by Governmental Bodies having jurisdiction over such real property or that are otherwise set forth on a title report or (e) Encumbrances that, individually or in the aggregate would not reasonably be expected to interfere in any material respect with the use of the assets or the conduct of normal business operations of the relevant party.

Person. “Person” shall mean any individual, Entity or Governmental Body.

Pre-Closing Period. “Pre-Closing Period” is defined in Section 4.1 of the Agreement.

Preferred Consideration. “Preferred Consideration” is defined in Section 1.5(a)(vi) of the Agreement.

Proxy Statement. “Proxy Statement” shall mean the proxy or information statement of the Company to be sent to the Company’s stockholders in connection with the Company Stockholders’ Meeting.

Registered IP. “Registered IP” shall mean all Intellectual Property Rights that are registered or issued under the authority of any Governmental Body, including all patents, registered copyrights, registered mask works, and registered trademarks, service marks and trade dress, registered domain names, and all applications for any of the foregoing.

Release. “Release” shall mean any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source into or upon the environment, including the air, soil, improvements, surface water, groundwater, the sewer, septic system, storm drain, publicly owned treatment works, or waste treatment, storage, or disposal systems.

Representatives. “Representatives” shall mean officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors and other representatives.

Required Company Stockholder Vote. “Required Company Stockholder Vote” shall mean the affirmative vote of the holders of (i) a majority of the shares of Company Preferred Stock and (ii) a majority of Company Common Stock and Company Preferred Stock voting together as a single class on an as-converted basis, in each case outstanding on the record date for the Company Stockholders’ Meeting.

SEC. “SEC” shall mean the United States Securities and Exchange Commission.

A-9.

Securities Act. “Securities Act” shall mean the Securities Act of 1933, as amended.

Specified Agreement. “Specified Agreement” is defined in Section 7.1(f) of the Agreement.

Subsidiary. An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s Board of Directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests of such Entity.

Superior Offer. “Superior Offer” shall mean a bona fide written Acquisition Proposal that the Board of Directors of the Company determines, in its good faith judgment, after consultation with its outside legal counsel and its financial advisor of nationally recognized reputation, (i) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects (including certainty of closing) of the proposal and the Person making the proposal and other aspects of the Acquisition Proposal that the Company’s Board of Directors deems relevant, (ii) is not subject to a financing condition, and (iii) if consummated, would result in a transaction more favorable to the Company’s stockholders (solely in their capacity as such) from a financial point of view than the transaction contemplated by this Agreement; provided that for purposes of the definition of “Superior Offer”, the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “100%.”

Surviving Corporation. “Surviving Corporation” is defined in Recital A of the Agreement.

Takeover Laws. “Takeover Laws” shall mean any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations.

Tax. “Tax” shall mean any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), escheat obligation, levy, assessment, tariff, duty (including any customs duty), and any charge or amount (including any fine, penalty or interest) related to any tax, imposed, assessed or collected by or under the authority of any Governmental Body.

Tax Return. “Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

A-10.

Termination Fee. “Termination Fee” is defined in Section 7.3(b) of the Agreement.

Transactions. “Transactions” shall mean (a) the execution and delivery of the Agreement, and (b) all of the transactions contemplated by this Agreement, including the Merger.

A-11.

Exhibit B

Surviving Corporation Certificate of Incorporation

CERTIFICATE OF INCORPORATION

OF

LY Acquisition Corp.

FIRST:	The name of this corporation shall be: LY Acquisition Corp. (the “Corporation”).

SECOND:	Its registered office in the State of Delaware is to be located at Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801, and its registered agent at such address is The Corporation Trust Company.

THIRD:	The purpose or purposes of the Corporation shall be:

To carry on any and all business and to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware (the “DGCL”).

FOURTH:	The total number of shares which the Corporation shall have authority to issue is two thousand (2,000) shares of common stock (the “Common Stock”). The voting powers, designations, preferences, privileges and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions of each class of capital stock of the Corporation, shall be as provided in this Article Fourth.

COMMON STOCK

1.            Ranking. Except as otherwise expressly set forth herein, the shares of Common Stock shall be identical and entitle the holders thereof to the same rights and privileges.

2.            Voting.

(a)          Election of Directors. The holders of Common Stock shall be entitled to elect a number of the directors of the Corporation equal to a number as may be designated by the stockholders or the Board of Directors in accordance with the applicable provisions of the by laws of the Corporation and applicable law. Such directors shall be the candidates receiving the greatest number of affirmative votes entitled to be cast, with votes cast against such candidates and votes withheld having no legal effect. The election of such directors shall occur at the annual meeting of holders of capital stock or at any special meeting called and held in accordance with the by laws of the Corporation, or by consent in lieu thereof in accordance with the by-laws of the Corporation. If a person elected in accordance with the foregoing provisions should cease to be a director for any reason, the vacancy shall only be filled by the vote of the outstanding shares entitled to vote for such directors, in the manner and on the basis specified above or as otherwise provided by law. If at any time fewer than the number of directors indicated above have been elected, the Board of Directors shall nonetheless be deemed duly constituted.

(b)          Other Voting. The holder of each share of Common Stock shall be entitled to one vote for each such share as determined on the record date for the vote or consent of stockholders as a single class upon any items submitted to a vote of stockholders, except as otherwise provided herein.

3.            Dividends. The holders of Common shall be entitled to receive dividends out of funds legally available therefor at such times and in such amounts as the Board of Directors may determine in its sole discretion, with holders of Common Stock sharing ratably on a pari passu basis in such dividends.

4.            Liquidation. Upon any liquidation, dissolution or winding up of the Corporation and its subsidiaries, whether voluntary or involuntary, the holders of Common Stock shall be entitled to share ratably on a pari passu basis in the remaining assets of the Corporation available for distribution.

5.            No Fractional Shares. The Corporation shall not issue fractional shares of Common Stock.

FIFTH:	In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to adopt, amend or repeal the by-laws of the Corporation.

SIXTH:	Elections of directors need not be by written ballot unless the by-laws of the Corporation shall so provide.

SEVENTH:	A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware General Corporation Law, or (d) for any transaction from which the director derived any improper personal benefit. If the Delaware General Corporation Law is amended after the effective date of this Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware. No amendment, modification or repeal of this Article SEVENTH shall adversely affect the rights and protection afforded to a director of the Corporation under this Article SEVENTH for acts or

2

omissions occurring prior to such amendment, modification or repeal.

EIGHTH:	Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under the provisions of Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

The remainder of this page is intentionally left blank

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IN WITNESS WHEREOF, the undersigned, being the incorporator hereinbefore named, has executed, signed, and acknowledged this Certificate of Incorporation this ____ day of _________, 2015.

Lyris, Inc.

By:
Name:
Title:

B-1.

Exhibit C

Buyer Common Stockholders

LY Holdco I, LLC

LY Holdco II, LLC

LY Holdco III, LLC

Exhibits

Exhibit A	-	Certain Definitions

Exhibit B	-	Surviving Corporation Certificate of Incorporation

Exhibit C	-	Buyer Common Stockholders

AGREEMENT AND PLAN OF MERGER

among:

Lyris, Inc.,

a Delaware corporation;

LY Acquisition Corp.,

a Delaware corporation

Dated as of May 4, 2015

i.

2.14	Tax Matters	15

2.15	Employee Matters; Benefit Plans	17

2.16	Environmental Matters	20

2.17	Insurance	20

2.18	Legal Proceedings; Orders	20

2.19	Authority; Binding Nature of Agreement	21

2.20	Section 203 of the DGCL Not Applicable	21

2.21	Vote Required	21

2.22	Non-Contravention; Consents	21

2.23	Fairness Opinion	22

2.24	Financial Advisor	22

SECTION 3.	REPRESENTATIONS AND WARRANTIES OF BUYER	22

3.1	Due Organization	22

3.2	Buyer	22

3.3	Authority; Binding Nature of Agreement	22

3.4	Non-Contravention; Consents	23

3.5	Disclosure	23

3.6	Absence of Litigation	23

3.7	Ownership of Company Common Stock	23

3.9	Funds	24

3.10	Brokers and Other Advisors	24

SECTION 4.	CERTAIN COVENANTS OF THE COMPANY	25

4.1	Access and Investigation	25

4.2	Operation of the Company’s Business	25

4.3	No Solicitation	29

SECTION 5.	ADDITIONAL COVENANTS OF THE PARTIES	30

5.1	Company Board Recommendation; Stockholder Approval; Proxy Statement	30

5.2	Filings, Consents and Approvals	33

5.3	Company Options	34

5.4	Employee Benefits	35

5.5	Indemnification of Officers and Directors	36

5.6	Securityholder Litigation	38

ii.

5.7	Additional Agreements	38

5.8	Disclosure	38

5.9	Resignation of Directors and/or Officers	39

5.10	Takeover Laws; Advice of Changes	39

5.11	Section 16 Matters	39

SECTION 6.	CONDITIONS PRECEDENT TO THE MERGER	39

6.1	Conditions to Each Party’s Obligation to Effect the Merger	39

6.2	Conditions to Obligations of Buyer	40

6.3	Conditions to Obligation of the Company	41

SECTION 7.	TERMINATION	42

7.1	Termination	42

7.2	Effect of Termination	44

7.3	Expenses; Termination Fee	44

SECTION 8.	MISCELLANEOUS PROVISIONS	45

8.1	Amendment	45

8.2	Waiver	45

8.3	No Survival of Representations and Warranties	45

8.4	Entire Agreement; Counterparts	45

8.5	Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies	46

8.6	Attorneys’ Fees	47

8.7	Assignability	47

8.8	No Third Party Beneficiaries	47

8.9	Notices	47

8.10	Severability	48

8.11	Obligation of Buyer	48

8.12	Construction	48

iii.